     As filed with the Securities and Exchange Commission on May 10, 2000
                                                 Registration No. 333-
================================================================================
                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                             ______________________

                                   FORM SB-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                             _____________________

                                FIRSTQUOTE INC.
                 (Name of small business issuer in its charter)

          Delaware                          7373                     98-0162893
  (State or jurisdiction of     (Primary Standard Industrial     (I.R.S. Employer
incorporation or organization)   Classification Code Number)    Identification No.)

                            12 Avenue des Morgines
                              1213 Petit Lancy 1
                              Geneva, Switzerland
                                 4122-879-0879
         (Address and telephone number of principal executive offices and principal place of business)

                    ______________________________________

                                 Neil Gibbons
                            12 Avenue des Morgines
                              1213 Petit Lancy 1
                              Geneva, Switzerland
                                 4122-879-0879
           (Name, address and telephone number of agent for service)

                          ___________________________

                                   Copies to:
                            Daniel K. Donahue, Esq.
                       Oppenheimer Wolff & Donnelly LLP
                      500 Newport Center Drive, Suite 700
                           Newport Beach, CA  92660
                                (949) 719-6000

                          ___________________________

               Approximate date of proposed sale to the public:
  As soon as practicable after this Registration Statement becomes effective.

                          ____________________________

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

             ____________________________________________________

                        CALCULATION OF REGISTRATION FEE

============================================================================================================
      Title of Each Class                              Proposed             Proposed
         of Securities            Amount to be     Maximum Offering     Maximum Aggregate      Amount of
       to be Registered            Registered     Price per Share (1)    Offering Price     Registration Fee
------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value   1,201,948 Shares         $11.00            $13,221,428          $3,490.34
============================================================================================================

(1) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, based upon the last sale of the Registrant's common stock on May 8, 2000, as reported in the over-the-counter market.

                            _______________________

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

================================================================================

PROSPECTUS



                               1,201,948 Shares

                                FIRSTQUOTE INC.

                                 Common Stock



This prospectus relates to the offer and sale of our common stock by the selling shareholders identified in this prospectus. The selling shareholders will determine when they will sell their shares, and in all cases, will sell their shares at the current market price or at negotiated prices at the time of the sale. Although we have agreed to pay the expenses related to the registration of the shares being offered, we will not receive any proceeds from the sale of the shares by the selling shareholders.

Our common stock is currently traded on the OTC Bulletin Board under the symbol "FSQT." We have applied to list our common stock on the NASDAQ National Market System. On May 5, 2000, the last reported sale price of the common stock on the OTC Bulletin Board was $11.00 per share.

          PLEASE SEE "RISK FACTORS" BEGINNING ON PAGE _ TO READ ABOUT CERTAIN FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

          NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.




               The date of this prospectus is ____________, 2000

                               TABLE OF CONTENTS

Summary ....................................................................  1

Risk Factors ...............................................................  3

Selling Stockholders .......................................................  8

Market for Common Equity and Related Stockholder Matters ...................  9

Management's Discussion and Analysis or Plan of Operation .................. 10

Business ................................................................... 13

Management.................................................................. 20

Principal Stockholders ..................................................... 24

Description of Securities .................................................. 25

Legal Matters .............................................................. 27

Experts .................................................................... 27

Available Information ...................................................... 27

Index to Financial Statements .............................................. 28

No person has been authorized to give any information or to make any representations not contained or incorporated by reference in this prospectus in connection with the offer described in this prospectus and, if given or made, such information and representations must not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any sale made under this prospectus shall under any circumstances create any implication that there has been no change in our affairs since the date hereof or since the date of any documents incorporated herein by reference. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities to which it relates, or an offer or solicitation in any state to any person to whom it is unlawful to make such offer in each state.

                                   SUMMARY

     You should read this summary in conjunction with the more detailed information and financial statements appearing elsewhere in this prospectus. This prospectus contains forms of forward-looking statements. When used in this prospectus, the words "believe," "expect," "anticipate," "estimate" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions, which are identified and described in the "Risk Factors" section, below. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary from those anticipated, estimated, or projected and the variations may be material. We caution you not to place undue reliance on any such forward-looking statements, all of which speak only as of the date made.

                                   Our Company

     We are engaged in the business of developing and marketing a range of Internet-based financial information and transactional services to the European investment community. We provide real-time and delayed market data, news and other financial information. We also provide electronic brokerage capabilities over the Internet to a range of customized interfaces, including desktop client-server applications, web-browser based interfaces, as well as via wireless services such as the short messaging service and the wireless application protocol. Our services are provided to our corporate clients for internal use as well as for redistribution to their customer bases.

     Our financial information services are offered on a direct subscription basis or as a co-branded business-to-business service to financial institutions, such as banks and brokerage firms, financial media and publishing organizations and Internet service providers who desire to offer financial content and related services directly to their own customers. We also offer to institutional clients turnkey solutions for Internet-based electronic brokerage capabilities. We also derive revenue from the provision of underlying Internet access and network connectivity services to our corporate and institutional clients.

     Our services are available via our own wide-area Internet network backbone by dial-up or dedicated access, as well as from any other Internet point of access world-wide.

    Our executive offices are located at 12, Av. des Morgines, 1213 Petit-Lancy 1, Geneva, Switzerland. Our telephone number is +4122-879-0879.

                                 The Offering

     This offering relates to the offer and sale of our common stock by the selling shareholders identified in this prospectus. The selling shareholders will determine when they will sell their shares, and in all cases, will sell their shares at the current market price or at negotiated prices at the time of the sale. Although we have agreed to pay the expenses related to the registration of the shares being offered, we will not receive any proceeds from the sale of the shares by the selling shareholders.

                         Summary Financial Information

     The summary financial information set forth below has been derived from our financial statements. You should read this information in conjunction with the financial statements and notes thereto, included elsewhere in this memorandum.

Operations Data:

                                             Year Ended           Year Ended
                                          December 31, 1999    December 31, 1998
                                          -----------------    -----------------
Net revenue............................      $ 1,778,459          $   534,715
Net loss...............................       (6,840,368)          (3,421,229)

Balance Sheet Data:                       December 31, 1999
                                          -----------------

 Working capital deficit................     $  (872,337)
 Total assets...........................       7,361,614
 Total liabilities......................      (3,421,919)
 Stockholders' equity...................       3,939,695

                                 RISK FACTORS

     You should carefully consider the following risk factors and the other information in this prospectus before investing in our common stock. Our business and results of operations could be seriously harmed by any of the following risks. The trading price of our common stock could decline due to any of these risks, and you may lose part or all of your investment.

We Have A History Of Losses And Will Experience Future Losses

We have incurred net losses of approximately $6.8 million for fiscal year 1999 and approximately $3.4 million for fiscal year 1998. As of December 31, 1999, we had an accumulated deficit of approximately $13.7 million. We have not achieved profitability and may incur net losses in the future. We anticipate continuing to incur significant sales and marketing, product development and general and administrative expenses and, as a result, we will need to generate significantly higher revenues to achieve and sustain profitability on an annual basis. Although our revenues have grown in recent quarters, we cannot be certain that we will continue to achieve revenue growth or realize sufficient revenues to achieve profitability.

Failure To Meet Future Capital Needs May Adversely Affect Our Business

We require substantial working capital to fund our business. We have had significant net losses and negative cash flow from operations since inception and expect to continue to experience net losses and negative cash flow in, at least, the near future. As of December 31, 1999, we had approximately $1.1 million in cash and short term investments. However, in March 2000, obtained additional capital through our private placement sale of 1,061,057 common shares for the net proceeds of $7.2 million. We believe that the net proceeds form the March 2000 private placement, together with our existing capital resources, will be sufficient to meet our capital requirements for through the end of the current fiscal year ending December 31, 2000. However, if our capital requirements vary materially from those currently planned, we may require additional financing sooner than anticipated. Additional financing may not be available when needed on terms favorable to us or at all. If adequate funds are not available or are not available on acceptable terms, we may be unable to develop or enhance our services, take advantage of future opportunities or respond to competitive pressures, which could materially adversely affect our business, financial condition or results of operations.

Our Markets Are Highly Competitive

The market for electronic brokerage services, particularly over the internet, is new, rapidly evolving and intensely competitive. We expect competition to continue and intensify in the future. We encounter direct competition from discount brokerage firms providing either touch-tone telephone or online brokerage services, or both. These competitors include such discount brokerage firms as E*Trade, Charles Schwab & Co., Inc., and DLJ Direct (a division of Donaldson, Lufkin & Jenrette Securities Corporation), among others. We also encounter competition from established full-service brokerage firms such as PaineWebber Incorporated, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, among others. In addition, we compete with financial institutions, mutual fund sponsors and other organizations, some of which provide electronic brokerage services. Most of our competitors have longer operating histories and significantly greater financial, technical, marketing and other resources. Many current and potential competitors also have greater name recognition and more extensive customer bases that could be leveraged, thereby gaining market share to our detriment. We may not be able to compete effectively with current or future competitors. In addition, the competitive pressures we face may have a material adverse effect on our business, financial condition and operating results.

We Are Subject To Risks Associated With The Securities Business

Substantially all of our revenues to date have been from subscriptions to our financial information and electronic brokerage services. We expect these services to continue to account for substantially all of our revenues for the foreseeable future. As a result, we are directly affected by U.S., European and international economic and political conditions, broad trends in business and finance and substantial fluctuations in volume and price levels of securities and futures transactions. In recent months, the U.S. securities markets have established record levels of trading. However, a downturn in these markets could adversely affect our operating results and future plan of operations. Certain of our competitors with more diverse product and service offerings may be better positioned to withstand such a downturn in the securities industry.

We Must Keep Pace With The Rapidly Changing Product Requirements Of Our
Customers

The information and financial services industries are characterized by rapid technological change, changes in customer requirements, frequent new service and product introductions and enhancements, and emerging industry standards. We believe our future success will depend, in part, on our ability to anticipate and adapt to such changes and to offer, on a timely basis, services that meet customer demands. Our inability to develop on a timely basis new products or enhancements to existing products, or the failure of such products or enhancements to achieve market acceptance, could materially adversely affect our business, financial condition and results of operations.

We Are Substantially Dependent On The Development Of The Internet And Online Commerce

The market for electronic brokerage services, particularly over the Internet, is at an early stage of development and is rapidly evolving. As is typical for new and rapidly evolving industries, demand and market acceptance for recently introduced services and products are subject to a high level of uncertainty. Although the past two years has shown a rapid increase in the volume of commercial transactions over the Internet, these can be no assurance that the Internet will continue to be accepted by consumers as a widely used medium for commerce and communication. In addition, European companies and consumers may not adopt the Internet with the same enthusiasm as in the United States. Accordingly, because global commerce and online exchange of information on the Internet and other similar open wide area networks are new and evolving, there can be no assurance that the Internet will prove to be a viable commercial marketplace. If critical issues concerning the commercial use of the Internet are not favorably resolved, if the necessary infrastructure is not developed, or if the Internet does not become a viable commercial marketplace, our business, financial condition and operating results will be materially adversely affected.

We Are Subject To The Risks Associated With Encryption Technology

A significant barrier to online commerce and communication is the secure transmission of confidential information over public networks. We rely on encryption and authentication technology to provide the security and authentication necessary to effect secure transmission of confidential information. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments may result in a compromise or breach of the encryption or other algorithms we use to protect customer transaction data. If any such compromise of our security were to occur, it could have a material adverse effect on our business, financial condition and operating results.

Our Business Will Be Substantially Dependent On Certain Strategic Relationships

We use suppliers of information, software and services in virtually every phase of its operations. Our financial data service is offered pursuant to separate non-exclusive licenses from the following two companies:

     . Standard & Poor's ComStock, which supplies us with a raw feed of market data from securities and commodities exchanges world-wide; and

     . Townsend Analytics, Ltd., which supplies us with its proprietary software program which organizes the raw data feed from S&P ComStock for presentation in tabular and chart formats.

Although we believe that we have no long term dependence on any one supplier, there is always a certain amount of time required to develop internally or locate and engage externally a replacement and integrate that replacement into our operations. In the event a key supplier terminates its relationship with us without notice, or should we be compelled to do the same, our operations may be adversely affected.

We Are Subject To Risks Associated With International Operations

A component of our long-term strategy is to expand into a number of European markets. As a result, we are subject to certain risks inherent in conducting business internationally, including:

     .  unexpected changes in regulatory requirements;

     .  export restrictions, tariffs and other trade barriers;

     .  problems in collecting accounts receivable;

     .  political instability;

     .  currency fluctuations;

     .  seasonal reductions in business activity; and

     .  potentially adverse tax consequences.

Any of these factors could adversely affect our international operations and could have a material adverse effect on our current or future business, results of operations and financial condition.

Our Failure To Adequately Protect Our Proprietary Rights May Adversely Affect Our Business

Our success and ability to compete are dependent to a significant degree on our proprietary technology. We rely on a combination of copyright, trade secret and trademark laws, as well as confidentiality agreements and licensing agreements to protect our proprietary rights. Notwithstanding the precautions we have taken it may be possible for a third party to copy or otherwise obtain and use our software or other proprietary information without authorization or to develop similar software independently. In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation, whether successful or unsuccessful, could result in substantial costs and diversions of resources, either of which could have a material adverse effect on our business, financial condition and operating results.

We May Engage In Future Acquisitions That Dilute Our Stockholders, Cause Us To Incur Debt And Assume Contingent Liabilities

As part of our business strategy, we expect to review acquisition prospects that would complement our current product offerings, augment our market coverage or enhance our technical capabilities, or that may otherwise offer growth opportunities. While we have no current agreements or negotiations underway with respect to any such acquisitions, we may acquire businesses, products or technologies in the future. Such actions by us could materially adversely affect our results of operations and/or the price of our common stock. Acquisitions also entail numerous risks, including:

     . difficulties in assimilating acquired operations, technologies or products;

     . unanticipated costs associated with the acquisition could materially adversely affect our results of operations;

     .  diversion of management's attention from other business concerns;

     . adverse effects on existing business relationships with suppliers and customers;

     . risks of entering markets in which we have no or limited prior experience; and

     .  potential loss of key employees of acquired organizations.

We have limited experience in assimilating acquired organizations into our operations and we may not be able to successfully integrate any businesses, products, technologies or personnel that we might acquire in the future. Our failure to do so could have a material adverse effect on our business, financial condition and results of operations.

We Have No Immediate Plans To Pay Cash Dividends

We have never declared or paid cash dividends on its capital stock and we do not expect to declare or pay any cash dividends for the foreseeable future. Earnings, if any, will be retained to fund development and expansion. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements, general business condition and such other factors as the Board of Directors may deem relevant.

Control By Existing Stockholders May Limit Your Ability To Influence The Outcome Of Director Elections And Certain Transactions

Our present directors and executive officers and their respective affiliates beneficially own approximately 53% of the outstanding common stock. As a result, these stockholders, if they act together, will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, and will have veto power with respect to any stockholder action or approval requiring a majority vote.

Certain Provisions In Our Corporate Charter And Bylaws, As Well As Applicable Regulations, May Discourage Take-Over Attempts And Thus Depress The Market Price Of Our Stock

Certain provisions of the our Certificate of Incorporation, bylaws, and Delaware law may be deemed to have an anti-takeover effect. Such provisions may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in that stockholder's best interests. For example, our Certificate of Incorporation allows our board of directors to issue additional shares of common stock or establish one or more classes or series of preferred stock, having rights, preferences and limitations as determined by the board of directors without stockholder approval.

In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law which prohibits a publicly-held Delaware corporation from engaging in certain business combination with interested stockholders for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Compliance with both the Delaware Code could have the effect of delaying, deterring or preventing a tender offer or takeover attempt that a stockholder might consider to be in that stockholder's best interests, including attempts that might result in a premium over the market price for the shares held by stockholders.

Certain Provisions In Our Corporate Charter And Bylaws May Effect The Rights Of Common Stock Holders

Our board of directors has the authority to issue up to an additional 10,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by our stockholders. To date, we have 200,815 shares of preferred stock outstanding in two different series. Any additional preferred stock issued by our board of directors may contain rights and preferences adverse to the voting power and other rights of the holders of common stock.

We Do Not Have An Active Market For Our Common Stock

Our common stock is traded on the NASDAQ OTC Bulletin Board under the symbol "FSQT." On May 5, 2000, the last reported sale price of the common stock on the OTC Bulletin Board was $11.00 per share. However, we consider our common stock to be "thinly traded" and any last reported sale prices may not be a true market-based valuation of the common stock. There can be no assurance that an active market for our common stock will develop. In addition, the stock market in general, and internet and technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies.

Special Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "except," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risks Factors." These factors may cause our actual results to differ materially from any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results or to changes in our expectations.

                             SELLING STOCKHOLDERS

          This prospectus relates to the offer and sale of our common stock by the selling shareholders identified below. The shares were issued in a private placement concluded in March 2000. In connection with the private placement, we agreed to register the shares for resale. The selling shareholders will determine when they will sell their shares, and in all cases, will sell their shares at the current market price or at negotiated prices at the time of the sale. Although we have agreed to pay the expenses related to the registration of the shares being offered, we will not receive any proceeds from the sale of the shares by the selling shareholders.

          The following table sets forth certain information regarding the beneficial ownership of our common stock as of the date of this prospectus by each selling shareholders:

                                          Shares Beneficially Owned
                                              Prior to Offering
                                    --------------------------------        Shares
                                    Number of Shares    Number of      Beneficially Owned
Name                                     owned        Shares offered    After Offering(1)
---------------------------------   ----------------  --------------   ------------------
Oakes Fitzwilliams & Co.                  53,053(2)          53,053              0

Ermgassen & Co., Ltd.                     37,838(2)          87,838              0

Idrone Pauline Mary Brittain                 900                900              0

Roger Brittain                             2,000              2,000              0

Durnford Securities Ltd.                   7,350              7,350              0

Jan Pier Ebbinge                          11,000             11,000              0

Fleetway Investments Ltd.                  4,500              4,500              0

Intercontinental Services Limited
  A/C J331C                               11,000             11,000              0

Kestrel Services Ltd.                     14,700             14,700              0

Marcuard Cook & Cie                       14,700             14,700              0

Overseas & Foreign Investors              11,000             11,000              0

Paris Investments                          7,350              7,350              0

Rysaffe Trustee Company
  (CI) Ltd. Re: The Hector
  Settlement                               3,600              3,600              0

SBS Nominees Ltd. A/C SBCLT               73,500             73,500              0

John William Taylor                        4,400              4,400              0

Andrew Threipland                          4,500              4,500              0

Marcus Widmer                              5,800              5,800              0

Dunpil Management Ltd.                     7,350              7,350              0

Benjamin Slade                             7,350              7,350              0

Smith & Williamson Nominees
  Limited                                 44,100             44,100              0

Christopher Weston                        14,700             14,700              0

Yili Holdings Ltd.                        14,700             14,700              0

FPK Nominees                               7,350              7,350              0

European Financial Services
  Venture Fund (General Partner)
  Limited                                449,500            449,500              0

NeSBIC Converging
  Technologies Europe (CTE)            1,351,351            151,471      1,199,880

GIMV                                   1,087,081            151,471        935,610

Leon Seynave                              36,765             36,765              0

___________________
(1) Assumes all offered shares sold
(2) Represents common shares issuable upon exercise of outstanding warants.

            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

          Our common stock trades on the OTC Bulletin Board under the symbol "FSQT." We have applied to list our common stock on the NASDAQ National Market System. The following table shows the high and low closing prices of our common stock for the periods indicated as reported by the OTC Bulletin Board. These prices do not include retail markup, markdown or commission.


                                                             High     Low
        1998:
        First quarter                                        2.13    1.56
        Second quarter                                       2.00    1.00
        Third quarter                                        1.13    0.91
        Fourth quarter                                       2.00    0.69

        1999
        First quarter                                        5.00    1.38
        Second quarter                                      11.00    3.31
        Third quarter                                       10.00    5.25
        Fourth quarter                                       7.50    4.00

        2000
        First quarter                                       19.00    5.88
        Second quarter (through May 5, 2000)                12.00    6.00

          We consider our common stock to be thinly traded and that any reported sale prices may not be a true market-based valuation of our common stock. As of May 5, 2000, there were approximately 344 record holders of our common stock.

          We have not paid any cash dividends since our inception and do not contemplate paying dividends in the foreseeable future. It is anticipated that earnings, if any, will be retained for the operation of our business.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

Background

     General. We are a European technology provider of financial information and electronic brokerage solutions. We offer a comprehensive range of real-time market data and electronic brokerage systems for both the institutional and individual investor. Our financial information systems are offered via the internet or through virtual private networks using internet technology. We also provide related network services to users of our financial information and electronic brokerage products.

     Effective December 24,1999, we acquired all opf the outstanding capital shares of Stockdata Amsterdam BV, a company located in Amsterdam, for a consideration cash and securities with a value of up to $3,750,000. Stockdata is engaged in the distribution of real-time market data products to the Benelux region, primarily through the use of datacast technologies via cable networks.

     Our plan of operations for the 2000 fiscal year is to continue to target strategic alliances in key European financial centers from which to leverage our growth. We plan to market our financial market information, analytical tools and electronic brokerage systems both under our own product names and as co-branded implementations with institutional clients.

     Currency Exchange Rates. Although we report our results in US dollars, virtually all of our revenues and expenses are denominated in other currencies, primarily Swiss francs, Euros and Pounds sterling. Consequently, our net results are directly affected by changes in the exchange rate between the US dollar, on the one hand, and the Swiss franc, Euros or Pounds sterling, on the other. Our transactions and those of our subsidiaries are recorded based on the functional currency of each particular company. Our main operating subsidiary maintains a Swiss franc functional currency and has a US dollar denominated current account with its parent company. This results in foreign exchange differences being recorded based on variations in the USD/CHF rate of exchange, which are carried forward on consolidation.

     Our assets and liabilities and those of our subsidiaries are translated at the exchange rate in effect at each year-end. Income statement accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from differences in exchange rates from period to period are included in the cumulative translation adjustment account in stockholders' equity.

Results of Operations

     Revenue for the year ended December 31, 1999 was $1,778,459, an increase of 233% over that of $534,715 for the corresponding prior year. Revenue is comprised primarily from the provision of financial market data and related network connectivity and web-operation services, but also includes revenue from development and integration projects (which generally lead to a resultant revenue stream) as well as transaction related revenue linked to electronic brokerage activity.

     Revenue for the fourth quarter of 1999 was only marginally increased from that of the previous quarter, resulting principally from an increased foreign exchange rate between European currencies in which revenue is recorded and the US Dollar, in which revenue is reported, as well as `year 2000' factors which caused certain business to be shifted into the first quarter of 2000.

     Cost of revenue for the year ended December 31, 1999 was $2,157,659, an increase of 78% above the amount of $1,209,387 for the corresponding prior year. Cost of revenue as a percentage of revenue has decreased from 226% in the prior year to 121%, reflecting the economies of operation at a larger scale. Cost of revenue includes network expenses, data feeds and commissions.

     Selling and market development expenses for the year ended December 31, 1999 were $405,256 or 83% above the amount of $221,210 for the corresponding prior year. Corporate and product marketing expenses have increased in conjunction with the corporate name change from Virtual Telecom o FirstQuote and the continued rollout of our services in Europe.

          General and administrative expenses for the year ended December 31, 1999 were $4,796,643, an increase of 68% from the amount of $2,861,662 for the corresponding prior year. Staff costs represent the major component of this expense and have increased 101% from $1,232,645 to $2,483,326. Operating expenses have increased 50% from $1,108,596 to $1,666,618, and depreciation charges have increased by 24% from $520,421 to $646,699.

     Operating loss for the year ended December 31, 1999 was $5,581,099, an increase of 49% from the amount of $3,757,544 for the prior year. Expressed as a percentage of revenue the operating loss has improved from 703% to 314% of revenue.

     Foreign exchange gains and losses arise essentially from the revaluation of amounts due by our Swiss opertaing, FirstQuote SA, to the parent holding corporation, which are denominated in US dollars. The functional currency of FirstQuote SA is the Swiss Franc, and the resultant loss on revaluation in Swiss Francs is carried forward in consolidation. The US dollar/Swiss franc rate of exchange was 1.3760 at December 31, 1998 and 1.5915 at December 31, 1999.

     Net loss for the year ended December 31, 1999 was $6,840,368, compared with $3,421,229 for the corresponding prior year.

Liquidity and Financial Condition

     As of December 31, 1999, we had negative working capital of $872,336 and stockholders' equity of $3,939,695. In January 2000, we obtained bridge loans totaling $510,000 from certain existing institutional investors in order to finance the acquisition of Stockdata. In March 2000, we concluded a private placement of 1,061,057 common shares for the total gross proceeds of $7,155,184, including the conversion of the $510,000 of bridge loans.

     During the year ended December 31, 1999, we received $681,275 in connection with the exercise of 194,650 warrants at $3.50 per share. Subsequent to December 31, 1999, an additional 130,000 warrants were exercised for a consideration to the Company of $455,000. As of the date of the prospectus, 163,131 warrants remained outstanding, all exercisable at $3.50 per share.

     We continues to generate negative cashflows from operations since its cost base exceeds its revenues from operating activities. The net `cash burn' rate from operations was approximately $461,000 per month during the fourth quarter of 1999 compared with an average of approximately $390,000 per month during the year ended December 31, 1999, reflecting the increased level of operations.

     Our plan of operations for the next 12 months will require increases in the amounts of operating and capital expenditure above those incurred to date. As of the date of this report, and subsequent to the recently concluded private placement, we believe that we have sufficient capital in order to finance operations and capital expenditures over the next 12 months. As of he date of this prospectus we have no agreements or understandings for our receipt of additional capital and there can be no assurance that we will be able to obtain additional capital if and when it might ne needed. Our inability to obtain additional capital if and when needed will, in all likelihood, materially adversely affect our future planned growth of operations and revenues.

Year 2000 Compliance

     As of the date of this prospectus, nothing has come to our attention that would indicate that any of our computer software applications, or those of our information suppliers and software licensers, are unable to operate accurately after January 1, 2000.

Forward Looking Statements

     This prospectus contains various forward-looking statements that are based on our beliefs as well as assumptions made by and information currently available to us. When used in this prospectus, the words "believe," "expect," "anticipate," "estimate" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions referred to herein, including, without limitation, those matters set forth above in the section, "Risk Factors." Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, or projected. We caution potential investors not to place undue reliance on any such forward-looking statements, all of which speak only as of the date made.

                                    BUSINESS

General

          We are engaged in the business of developing and marketing a range of internet-based financial information and transactional services to the European investment community. We provide business-to-business and business-to-consumer services to the financial marketplace. Our services are provided to our corporate clients for internal use as well as for redistribution to their customer bases. We provide real-time or delayed market data, news and other financial information as well as electronic brokerage capabilities over the internet to a range of customized interfaces, including desktop client-server applications, web-browser based interfaces, as well as via wireless services such as the short messaging service (SMS) and the wireless application protocol
(WAP).

          Our financial information services are offered on a direct subscription basis or as a co-branded business-to-business service to financial institutions, such as banks and brokerage firms, financial media and publishing organizations and internet service providers, who desire to offer financial content and related services directly to their own customers. We also offer to institutional clients turnkey solutions for internet-based electronic brokerage capabilities. We also derive revenue from the provision of underlying internet access and network connectivity services to its corporate and institutional clients.

          Our services are available via its own wide-area internet network backbone by dial-up or dedicated access, as well as from any other Internet point of access world-wide.

Products and Services

          We provide real-time or delayed market data, news and fundamental financial information using internet technologies. Our services are marketed to European financial institutions, including brokerage firms, banks, insurance companies, fund managers, professional traders, and private investors. The market data comprises securities, including stocks, futures and options on stocks, major stock and option indices, commodities and foreign exchange rates, from over 150 exchanges worldwide, including major European, American and Asian exchanges. We consolidate and manage information on our own data hub for over 800,000 securities instruments. This content is received over data feeds from stock exchanges and third party providers and is processed on a number of servers within a common financial data hub, embodying database, analytical and transactional functionality. Access to such content and functionality is governed by a permissioning database which controls users' access to different content or applications to which the user interfaces. In this manner, customers can access the data via a range of user interfaces including Windows compliant desktop resident `client' applications, dynamic or static web browsers, as well as SMS or WAP devices which are fed content on a real-time or delayed basis, according to each user profile.

          The above content is distributed across our network backbone directly to permanently connected users or via the public Internet. As a result, our services can be organized over the public internet, virtual private networks, intranets, extranets and local or wide area networks using internet protocol technology.

          Our specific services include:

          FirstQuote Pro Services:

          FirstQuote Professional: This an real-time market data, news and fundamental financial information service that employs a sophisticated desktop resident decision support interface targeted at institutional investors, brokerage firms and their more active clients. It provides real-time data coverage across a variety of financial instruments, sophisticated analytical tools, alarm settings, historical data, news and all investment indicators regularly used by professional traders. FirstQuote Professional displays financial information in multiple windows on multiple pages, each of which can be configured to suit individual requirements, and stored for retrieval. FirstQuote Professional customers are granted a floating license, allowing the software to be installed and used on multiple machines, for example an office PC, home PC and portable PC, and thus providing a highly mobile solution. However only one simultaneous access is permitted per subscription.

          The principal features of the FirstQuote Professional include:

Market Minder       A quote screen with rows of symbols and columns of prices
                    and other data related to the symbols (name, last price, bid, ask, etc.)

MultiQuote          Detailed fundamental information on a symbol in a
                    customizable layout

Ticker Scrolling ticker window showing trade price and volume information.

Time & Sales        Tabular display of each transaction showing transaction type price and volume.

News A scrolling list of searchable headlines and full news stories.

Charts Graphical analysis of market data with a variety of technical studies available.

Forex               Foreign exchange cross rates

Table               Exportable tabular display of market data for a given symbol

Turbo Options       Advanced options quote screen

Market Makers       Comparative table of market maker bids and asks indicating market depth.

Alarm               Automated event-monitoring tool.

Internet Browser    Drag and drop functionality enables seamless look up of
                    financial information from public Internet databases (such as Yahoo and Edgar On-line) or private intranet databases.

DDE Link Links real-time data into a spreadsheet for further analysis and modeling.

          FirstQuote Lite: This is a real-time market data, news and fundamental financial information service designed for corporate treasurers, portfolio managers, smaller brokers and sophisticated private investors. The service provides real-time data and news, and includes a reduced range of analytical tools and functions when compared to FirstQuote Professional. The service consists of a fixed page market data screens featuring (from the above table) Market Minder; MultiQuote; Ticker; Time and Sales; News; Charts; and Internet Browser. The fixed page nature of this product provides for customizable configurations to be implemented for larger groups, which are then non-modifiable by users.

          FirstQuote Trader: This is an electronic brokerage service designed to be integrated with either the FirstQuote Professional of FirstQuote Lite services. The service is offered as an outsourced solution to banks and brokerage firms providing them the ability to offer internet-based electronic brokerage services to their clients. The service involves the design of appropriate network architectures as well as the integration of our licensed trading server platform software with the institution's existing settlement and account risk management systems. We provide the electronic order entry and routing technologies as well as the security systems, while the institution's existing computer systems provide order approval and execution functions. As a result the institution's clientele is offered a complete order entry, execution, and real time profit/loss portfolio information via the Internet. Since the FirstQuote Trader elements of the interface are embedded within the FirstQuote Professional or FirstQuote Lite services, we can provide a complete and real-time package of decision support, order entry, order routing and portfolio monitoring capability.

          We are not a licensed bank or securities brokerage firm nor do we intend to obtain any such licenses at this time. Therefore, we intend for the foreseeable future to offer electronic brokerage services on a co-branded outsourced basis to licensed banks and brokerage firms. Our electronic brokerage technology is based on a software license from Townsend Analytics. See "Trademarks and Technology Licenses" below for a summary of the terms and conditions of our license agreement with Townsend Analytics.

          FirstQuote.net Services:

          The FirstQuote.net range of services complement the FirstQuote Professional range, by offering similar content and applicable functionality over Web and wireless technologies, targeted at clients of banks, brokerages, financial media companies and internet service providers seeking to add financial content to their portal audiences. In this way we are able to reach broader bands of the investment community, with the objective of seamlessly upgrading certain of the more sophisticated users to higher value services, such as which are provided under the FirstQuote Professional range of products.

          FirstQuote.net is a component-based service offering, providing businesses in the finance sector with an array of browser-based investor content combined with ease-of-use functionality. The browser-based application components allow real-time customer interaction for finance, content management and trade lifecycle support. The offering provides banks and brokerage institutions with the capability to provide their clients with multiple points from which to access market data, news, analyses, brokerage reports, fundamental data, portfolio services, market risk, trade and order management services, to any one of a number of desktop or wireless devices, based on a common client profile. As the applications are component-based, fully customised solutions can be rapidly created, addressing the `speed to market' issue.

          FirstQuote.net components are centered around the following product ranges:

          SnapQuote    Static (refresh updated) web-based modules for market
                       data, charts and news

          StreamQuote  Dynamically updating content, including screen tickers, charts, as well as real-time browser-based electronic brokerage functionality

          MarketRisk   Decision support analyses presented via a range of
                       graphical interfaces

          SMS Alert features based on pre-defined user-configured parameters

          WAP Wireless access to market data, charts, news and electronic brokerage functionality, based on WAP enabled devices such as mobile telephones and personal digital assistants.


          FirstQuote Network Services:

          In order to offer a complete end-to-end package of services, the Company also provides network development and enterprise connectivity services including Internet access and network security services to its corporate and institutional clients.

          The Company maintains its own wide-area Internet protocol network backbone, enabling clients to access the market data, financial information and online dealing services directly by way of dial-up or dedicated lines, where speed and performance is an issue and thus connectivity is not entrusted to the public internet. The Company's Internet backbone is currently operative throughout Switzerland, as well as in Paris and Frankfurt and is being extended to London and Amsterdam. The Company also leases bandwidth from various European telecommunications carriers further enabling access to the Company's services from any Internet access point worldwide.

Market Environment and Corporate Strategy

          We believe that the market for online investor services in Europe, including both informational and transactional services, will provide significant opportunities for the provision of the underlying technology and content. While this market has developed rapidly in the USA over the past three years, we believe the European marketplace is characterised by particular parameters which will require a distinctly different approach in order to capitalise on the opportunities presented. As a result, we believe that significant market opportunities exist for a provider of financial information and electronic brokerage services that is able to address the interests and requirements of the European investor.

          We believe that the key drivers influencing the market opportunity which it faces are as follows:

          Internet penetration: While the European private and business internet connectivity currently lags behind that of the USA, recent studies indicate this will be redressed over the next three years. Internet connectivity for European business users is estimated to reach 70% penetration by the year 2004 or about
5.75 million companies (Datamonitor). Particularly noteworthy is the extension of the internet to a range of wireless devices which we believe will further increase penetration, as well as the demand for investment information and transactional services. Emerging demand for such wireless services is believed to be growing strongly in Europe due to the large installed base of GSM mobile phones.

          Growth in online banking: The number of Europeans using internet banking is expected to grow by 30% to 21 million by the year 2004 (Datamonitor). For traditional banks to move into online banking is a rational move as the costs of online transactions cost up to 12 times less to process than transactions made in person. Online customers tend to be more sophisticated and able to look after their own finances.

          Direct equity ownership: The trend towards greater financial flexibility and self-determination amongst the European investment community is being driven both by an emerging class of information- and technology-enabled individuals as well as government pressure to encourage individual retirement planning outside of traditional state controlled pension funds.

          Availability of investment products: The scope of investment possibility has been significantly extended during the past three years with the emergence of several `new market' exchanges in Europe (commonly referred to as EURO.NM), largely geared towards new-economy equities. While European mid-size companies are privately held to a greater extent than their US counterparts, the succession of ownership to a next generation who are not always willing to remain in control is creating flotation opportunities in many cases.

          Number of online accounts: The number of online securities accounts in Europe is currently about 1.3 million (Forrester Research), estimated to grow to 14 million by 2002

          Cross border investment tendencies: European investors have traditionally invested within their own local markets. However, related to currency and trade harmonisation initiatives currently being adopted by European countries, the Company believes that a demand for cross-border investment opportunities will emerge.

          Pressure on European financial institutions to offer online services:
Over the past three years, European financial institutions have committed significant resources to the introduction of the Euro as well Y2K issues. The Company believes that presently, many such financial institutions will perceive an increased need to offer or improve online investment services to their clients, with an emphasis on speed to market, in order to maintain clients, capitalise on additional revenue opportunities, reduce costs, and counter competition from especially US based service providers penetrating European markets.

          Cross-selling demand from other internet franchises for financial services: Following from possibilities created by the Internet-economy, we believe that many enterprises currently commanding the attention of large franchises of Internet-enabled communities, will seek to add complementary financial services to their product offering in an attempt to capitalise on overall e-commerce opportunities, thus requiring access to the services that we provide.

          Our objective is to be a leading provider of Internet-based services and solutions to the European investment community. We plan to achieve these objectives through:

          the development of strategic alliances with banks and securities brokerages, financial service providers, financial news organizations, financial middle-ware companies and Internet service providers throughout Europe, whereby its services can be leveraged across existing client bases our own direct sales channels targeted at sophisticated private investors as well as corporate clients the development and operation of co-branded content-enabled web-sites catering to emerging Internet-communities, for the purpose of offering basic investor services, which serve a marketing platform for our more sophisticated higher value services.

          Key elements of our strategy include:

          State of the Art Technology: Our technologies and services include software licensed from Townsend Analytics Ltd. We believe that Townsend Analytics is a recognized world leader in the development and commercialization of software and technologies dedicated to Internet-based market data, trading and exchange activities. The owner and President of Townsend Analytics, Mr. Stuart Townsend, has served on our Board of Directors since April 1997.

          European Focus: We believe that it offers internet-based information and electronic brokerage services that are uniquely European in nature. Until now, the dominant providers of Internet-based information and brokerage services in Europe have been US based companies which, in our opinion, offer a service that is distinctly US in nature. Our market data and financial services cover all major world markets and exchanges. However, we believe that our services provide greater focus on pan-European markets and exchanges than other competing services. In the case of joint-venture arrangements for the provision of a co-branded service, we work with our local partner to customize the offered service to suit the cultural need and investment profile of the partner's existing and targeted clientele.

          Strategic Alliances (business-to-business model): By focusing on the development of co-branded information and brokerage services pursuant to strategic alliances, we intend to acquire an access to existing target client bases. We plan to enter into one or more strategic relationships with banks and securities brokerages, financial services providers, financial news organizations, middle-ware providers and internet service providers in each of the major investment and geographical communities of Western Europe. We believe that this strategy will accelerate the expansion of its services throughout Europe and, at the same time, reduce the marketing costs typically associated with the rollout of a service of this nature throughout an area made up of several large and culturally diverse communities.

          Development of FirstQuote Brand Name: We have applied for trademark registration of the FirstQuote mark in the USA, Switzerland and throughout the European Union. We intend to market our services and solutions throughout Europe under the FirstQuote brand name. We shall endeavor to create a high degree of consumer awareness of the FirstQuote name and the association of quality and reliable services with such name in the European investment and banking communities. We intend to leverage our FirstQuote brand-name through the future development and marketing of additional services, including a portal web-sites linking the customer to an array of Internet based financial and investment services.

Competition

          The market for financial information and on-line brokerage services over the Internet is rapidly evolving and becoming increasingly competitive. We expect competition to continue and intensify in the future.

          In the area of market data and financial services, we face direct competition from several companies that provide for the delivery of financial data over the Internet or other electronic means. At the more sophisticated end of our product offering, we believe our primary competitors include Reuters, Bloomberg, and Bridge. In the web-browser based arena, companies such as GlobalNet Financial and Atos currently also offer content-enabled web material.

          In the area of electronic brokerage services, we seek to enter into partnering arrangements with licensed banks and brokerage firms enabling them to provide the service in turn to their own clients. Such arrangements will to an extent compete with electronic brokerage firms as the eSchwab division of Charles Schwab & Co., Inc., E-Trade Group and DLJdirect, and in the more-European context, Consors and e-Cortal who develop proprietary market data and internet brokerage systems. However, we believe that these same electronic brokerage firms may solicit either content or specific applications from us to supplement their existing technologies. The above partnering arrangements may also encounter competition from brokerage firms offering full-service brokerage operations.

          Many of our competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than us. In addition, many of our competitors offer a wider range of services and financial products, and thus may be able to respond more quickly to new or changing opportunities, technologies and customer requirements. There can be no assurance that we will be able to compete effectively with current or future competitors or that such competition will not have a material adverse affect on our business, financial condition and operating results.

Third Party Providers

          We employ the services of the following businesses:

          Content Originators: We have entered into contractual arrangements with a number of securities and commodities exchanges as well as proprietary financial news providers, in order to have the necessary rights to redistribute such content to its subscribers and website users.

          Content Distributors: We receive market data information and news either directly from the content originators or pursuant to agreements with revendors of such content which provide real-time or delayed data by satellite or landline transmission.

          Network Infrastructure and Capacity: In order to distribute its services over its own network backbone as well as via the public Internet, we lease infrastructure and bandwidth from a number of pan-European and international telecommunications companies.

Strategic Partnering Arrangements

          Our business plan focuses on the development of significant partnering arrangements throughout Europe. The purpose of these partnering arrangements is to provide investment services, such as market data and financial information services or on-line brokerage activities, to a targeted clientele as a co-branded service of between us and a particular partner. We have targeted the following areas where such partnerships are being pursued:

          Financial institutions: Banks and securities brokerages not currently offering or looking to expand their range of online investment services are faced with a buy-or-build decision as well as a speed-to-market requirement. We believe that many such institutions will opt for an outsourced service in order to achieve a rapid entry into a potentially unfamiliar market territory.

          Media organizations: Traditional media groups are currently challenged to offer electronic new-media services, especially regarding the provision of financial data, and do not necessarily have the resources or the online infrastructure (functionality or contractual content) to be able to complement their traditional distribution channels.

          Financial middle-ware providers: The providers of traditional financial systems have generally not included real-time content, decision support user-interfaces or order-execution transactional functionality, all of which requires network and contractual infrastructure beyond their core offerings. We believe that our content and electronic brokerage process know-how can be effectively combined with such providers in order that their products may cater to a more complete package of requirements.

          Internet service providers: The providers of internet access have traditionally had large populations of users which pass through their networks. They have embraced the concept of `web portals' in order to maximise additional e-commerce opportunities offered to these users. We believe that such service providers and web portal operators will require access to content and transactional functionality such as it could provide.

Trademarks and Licenses

          We have registered, or has applied for registration, for the trademarks FirstQuote in Switzerland, the European Union and the United States.

          Our high-end market data and financial information services and its electronic brokerage solutions are based on software licensed to us by Townsend Analytics Ltd. of Chicago, Illinois. Pursuant to a Computer Software License Agreement dated January 16, 1997, Townsend Analytics has appointed us as a non-exclusive distributor for the sale, support and servicing of Townsend Analytics' proprietary software programs relating to market data and financial information services and on-line brokerage activities. Pursuant to the agreement, we are authorized to implement and resell these software programs in return for agreed royalty payments. The agreement restricts the right of Townsend Analytics to grant certain further software licensing rights in certain European regions until December 31, 2000.

          Our information services and brokerage solution are substantially dependent on the technologies licensed by Townsend Analytics. In the event our continued access to the licensed software is terminated or interrupted for a significant length of time, we would have to either develop or acquire suitable replacement software, of which there can be no assurance, or discontinue its present operations.

Government Regulation

          Our market data and financial and on-line brokerage services are not currently subject to direct regulation by Swiss, European Union or other law, other than regulations applicable to businesses generally. Changes in the regulatory environment relating to the internet content or connectivity industries, including regulatory changes that directly or indirectly affect telecommunications costs, could have a material adverse affect on our business. We cannot predict the impact, if any, that future regulation or regulatory changes may have on our business.

Employees

          As of the date of this prospectus, we employed 60 full-time employees, 3 part-time employees and 5 full-time consultants at present, 11 of whom are involved in administration, 22 of whom are involved in software development and engineering and 35 of whom are involved in sales, sales support and marketing.

Facilities

          Our executive offices are located in Geneva, Switzerland and consist of 586 square meters of leased premises. The lease for these premises expires on April 30, 2002 and provides for monthly rent of approximately $15,000.

          In addition, we lease 360 square meters of office space in Zurich, Switzerland for a monthly rent of approximately $9,000, 39 square meters in Paris, France for a monthly rent of approximately $5,300, and 25 square meters in London, United Kingdom for a monthly rent of approximately $3,900.

Legal Proceedings

          There are no pending legal proceedings to which we or our properties are subject.

                                  MANAGEMENT

     Set forth below are our directors and officers:


Name                    Age                      Position
----                    ---                      --------

Neil Gibbons            51    Chairman of the Board, Chief Executive Officer and
                              President

Daniel Huber            32    Vice President, Chief Operating Officer, Secretary
                              and Director

Mark Benn               36    Chief Financial Officer

Stuart Townsend         53    Director

Bryan Wood              54    Director

Frank Verschoor         39    Director

Paul Goossens           44    Director

     Mr. Gibbons co-founded FirstQuote SA in 1994 and has served as Chief Executive Officer, President and director of the Company since its inception in July 1996. From 1991 to 1994, Mr. Gibbons was engaged as an independent investment manager and marketing consultant in the financial services industry. Mr. Gibbons holds an MBA (Cum Lauda) from IMD, Lausanne, Switzerland.

     Mr. Huber co-founded FirstQuote SA in 1994 and has served as Vice President, Chief Operating Officer, Secretary and director of the Company since its inception in July 1996. Since 1992, Mr. Huber has also served as Chief Executive Officer of Profilinvest SA, an investment management firm founded by Mr. Huber. Mr. Huber holds a degree in portfolio management and financial analysis.

     Mr. Benn has served as Chief Financial Officer of the Company since April 1998. From January 1994 to March 1998 he was finance manager for Radcliffes Trustee Company S.A., an international financial services company. Mr. Benn holds a B.Com (Hons) in Information Systems and is a qualified Chartered Accountant.

     Mr. Townsend has served as a director of the Company since April 1997. Mr. Townsend is the founder of Townsend Analytics, Ltd., a developer of financial data software, and for the past five years has served as its President.

     Mr. Wood has served as a director of the Company since December 1997. Mr. Wood is a founder of Alta-Berkeley Associates, a privately held venture capital group, which was formed in 1982 and, for the past five years, has served as its Senior Partner. Mr. Wood holds an MBA from Harvard Business School and BSc in Industrial Engineering from Virginia Polytechnic Institute.

     Mr. Verschoor has served as a director of the Company since February 1999. Since February 1998, he has served as the Investment Director of the NeSBIC CTE Fund. From January 1997 to January 1998, he was managing partner of FMR International BV, a Dutch information technology consulting firm. From 1994 to December 1996, Mr. Verschoor held several positions in USoft UK Ltd., a development tools software company. Mr. Verschoor holds an MBA from Rotterdam School of Management/Erasmus University.

     Mr. Goossens has served as a director of the Company since February 1999. He is currently a Senior Investment Manager and was previously a portfolio manager with GIMV, having commenced there in September 1996. From September 1995 to August 1996 he completed a MBA at Nijenrode University in the Netherlands. Previously, since 1994, he worked in the field of high-tech services to the oil industry. Mr. Goossens also holds a degree in Electromechanical engineering from Leuven University in Belgium.

Executive Compensation

     The following table sets forth the cash compensation paid by us to our Chief Executive Officer and to all other executive officers for services rendered during the fiscal years ended December 31, 1999, 1998 and 1997:

                                   Annual Compensation                         Long-Term Compensation
                       ------------------------------------------    ------------------------------------------
Name and Position      Year      Salary         Bonus       Other    Restricted     Common Shares     All Other
                                                                       Stock          Underlying       Compen-
                                                                     Awards ($)    Options Granted     sation
                                                                                      (# Shares)
-----------------     -----    -----------    ----------    -----    ----------    ---------------    ---------
Neil Gibbons, CEO      1999    CHF 156,000    CHF 13,000       --            --              7,500    CHF 7,200
                       1998    CHF 120,000            --       --            --             40,000    CHF 7,200
                       1997    CHF 96,000             --       --            --             50,000    CHF 7,200

Daniel Huber, COO      1999    CHF 156,000    CHF 13,000       --            --              7,500    CHF 7,200
                       1998    CHF 120,000            --       --            --             40,000    CHF 7,200
                       1997    CHF 96,000             --       --            --             50,000    CHF 7,200

Mark Benn, CFO(2)      1999    CHF 108,000     CHF 9,000       --            --             17,500           --
                       1998    CHF 81,000             --       --            --             95,000           --

_______________
(1)  Represents an allowance of CHF 600 per month.
(2)  Commenced April 1998.

                     Option/SAR Grants in 1999 Fiscal Year

                                      Individual Grants
---------------------------------------------------------------------------------------
       Name           Number of            % of Total         Exercise or    Expiration
                      Securities      Options/SARs Granted    Base Price        Date
                      Underlying        to Employees in         ($/Sh)
                     Options/SARs         Fiscal Year
                      Granted (#)
-----------------    ------------    ---------------------    -----------    ----------
Neil Gibbons, CEO         7,500                2%                 4.00       12/31/2001

Daniel Huber, COO         7,500                2%                 4.00       12/31/2001

Mark Benn, CFO           17,500                4%                 4.00       12/31/2001

     Compensation of Directors. All of our directors receive reimbursement for out-of-pocket expenses for attending Board of Directors meetings. We intend to appoint additional members to the Board of Directors, including outside or non-officer members to the board. Any outside directors may receive an attendance fee for each meeting of the Board of Directors. From time to time we may engage certain members of the Board of Directors to perform services on behalf of the Company and will compensate such persons for the services which they perform.

Related Party Transactions

     Our Chief Operating Officer, Daniel Huber, is also Chief Executive Officer of Profilinvest SA, an investment management firm in Geneva, Switzerland. At the present time and for the foreseeable future, Mr. Huber intends to devote substantially all of his business time to us. However, Mr. Huber's association with Profilinvest SA presents a potential conflict between his provision of his services to us and to Profilinvest.

     Mr. Stuart Townsend, one of our directors, is the founder and president of Townsend Analytics, Ltd., the provider of the financial software used extensively by us. In December 1998, we extended the scope our agreement with Townsend Analytics, Ltd. whereby the latter agreed not to undertake any new licensing agreements for Switzerland, Germany, France, and the Benelux countries until December 31, 2001. Pursuant to this extension, we agreed to pay $250,000 in cash and issue 135,000 common shares, and we are further committed to minimum royalty payments of $50,000 per month from July 1, 1999, $100,000 per month from January 1, 2000 and $150,000 per month from July 1, 2000.

    As of December 31, 1998 the Company owed $1,000,000 to Alta-Berkeley Associates, holders of the Series B Preferred Stock. This amount was converted into Series C Preferred Stock in January 1999.

Limitation of Liability of Directors and Indemnification of Directors and Officers

     The Delaware General Corporation Law provides that corporations may include a provision in their Articles of Incorporation relieving directors of monetary liability for breach of their fiduciary duty as directors, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payment of a dividend or unlawful stock purchase or redemption, or (iv) for any transaction from which the director derived an improper personal benefit. Our Articles of Incorporation provide that directors are not liable to the Company or its stockholders for monetary damages for breach of their fiduciary duty as directors to the fullest extent permitted by Delaware law. In addition to the foregoing, our Bylaws provide that we may indemnify directors, officers, employees or agents to the fullest extent permitted by law and we have agreed to provide such indemnification to each of our directors.

     The above provisions in our Articles of Incorporation and Bylaws and in the written indemnity agreements may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their fiduciary duty, even though such an action, if successful, might otherwise have benefited us and our stockholders. However, we believe that the foregoing provisions are necessary to attract and retain qualified persons as directors.

     Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable.

                             PRINCIPAL STOCKHOLDERS

          The following table sets forth certain information regarding the beneficial ownership of our common stock as of the prospectus by (i) each person who is known by us to be the beneficial owner of more than five percent (5%) of our issued and outstanding shares of common stock, (ii) each of our directors and executive officers and (iii) all directors and executive officers as a group.

                                                     Number Of       Percentage
Name And Address                                       Shares         Owned
----------------                                 -----------------    ----------
Neil Gibbons (1)                                     1,486,770 (2)       11.0%
Daniel Huber (1)                                     1,186,770 (2)       8.8%
Stuart Townsend (3)                                    185,000 (4)       1.4%
Bryan Wood (5)                                       2,464,257 (6)       18.4%
Frank Verschoor (7)                                  1,502,823 (8)       11.3%
Paul Goossens (9)                                    1,238,552 (10)      9.3%
Alta-Berkeley (5)                                    2,464,257 (6)       18.4%
NeSBIC CTE Fund (7)                                  1,502,823           11.3%
GIMV (9)                                             1,232,552           9.2%
Directors and executive officers as a group          8,064,172           59.4%

---------------------
(1)  Address is 12, Av. des Morgines, 1213 Petit-Lancy 1, Geneva, Switzerland.

(2) Includes 90,000 shares of Common Stock underlying presently exercisable options.

(3) Address is Townsend Analytics, 100 South Wacker Drive, Suite 1500, Chicago, Illinois.

(4) Includes 50,000 shares of Common Stock underlying immediately exercisable options, and 135,000 shares of Common Stock held by Townsend Analytics, Ltd. of which Mr. Townsend is President and owner.

(5)  Address is Alta-Berkeley Associates, 9 Saville Row, London, England W1X
     IAF.

(6) Represents shares of common stock held by Alta-Berkeley V, C.V. and two affiliated funds. Mr. Bryan Wood is the Senior Partner of Alta-Berkeley Associates which serves as manager of the three funds.

(7)  Address is NeSBIC CTE Fund, Savannahweg 17, 3542 AW, RM Utrecht,
     Netherlands

(8) Represents shares of common stock held by the NeSBIC CTE Fund. Mr. Frank Verschoor is the investment director of the NeSBIC CTE Fund.

(9)  Address is GIMV, Karel Oomsstraat 37, B-2018 Antwerp, Belgium

(10) Represents shares of common stock held by the GIMV, and 6,000 shares held directly. Mr. Paul Goossens is an investment manager of the GIMV.

                           DESCRIPTION OF SECURITIES

Common Stock

          We are authorized to issue 20,000,000 shares of common stock, of which, as of the date of this prospectus, 13,346,967 shares were issued and outstanding and held by approximately 344 recordholders. As of the date of this prospectus, there are no outstanding options, warrants or other securities which upon exercise or conversion entitle their holder to acquire shares of common stock, except as set forth below.

          Holders of shares of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally. The approval of proposals submitted to stockholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting, except in the case of certain fundamental matters (such as certain amendments to the Certificate of Incorporation, and certain mergers and reorganizations), in which cases Delaware law and our bylaws require the favorable vote of at least a majority of all outstanding shares. Stockholders are entitled to receive such dividends as may be declared from time to time by the board of directors out of funds legally available therefor, and in the event of liquidation, dissolution or winding up, to share ratably in all assets remaining after payment of liabilities. The holders of shares of common stock have no preemptive, conversion, subscription or cumulative voting rights.

Preferred Stock

          Under our Certificate of Incorporation, additional shares of preferred stock may, without any action by the shareholders, be issued by our board of directors from time to time in one or more series for such consideration and with such relative rights, privileges and preferences as the board of directors may determine. Accordingly, the board of directors has the power, without shareholder approval, to fix the dividend rate and to establish the provisions, if any, relating to voting rights, redemption rate, sinking fund, liquidation preferences and conversion rights for any series of preferred stock issued in the future, which could adversely affect the voting power or other rights of the holders of common stock.

          The board of directors authority to issue preferred stock provides a convenient vehicle in connection with possible acquisitions and other corporate purposes, but could have the effect of making it more difficult for a person or group to gain control of the company. We do not have present plans to issue any shares of preferred stock.

          As of the date of this prospectus, there were 199,315 shares of preferred stock outstanding, of which 3,000 shares are issued and outstanding as Series A preferred stock and held of record by one stockholder and 197,815 shares are issued and outstanding of Series D preferred stock held of record by three shareholders. We have the right to reissue the shares of any series of preferred stock upon conversion to common stock. All issued shares of preferred stock are fully paid and non-assessable.

Investor Rights Agreement

          In 1998 and 1997, we sold shares of Series B and C preferred stock to a group of institutional investors. In April 2000, those shares of Series B and C preferred stock were converted into 5,707,501 shares of common stock.
However, in connection with the sale of the Series B and C preferred shares, we entered into an Investors' Rights Agreement with the purchasers of the Series B and Series C preferred stock. Pursuant to the Investors Rights Agreement, the investors have the right to purchase a pro rata share of any issuance of our capital stock or rights, options or warrants to purchase such capital stock. Certain issuances of securities are excluded from the right of first refusal, including securities issued pursuant to any stock option, stock purchase or stock bonus plan, agreement or arrangement approved by the board of directors. This right of first refusal expires in January 2006.

          The Investors Rights Agreement mentioned above also provides that certain actions we may take in the future will require the approval of the holders of a majority of the outstanding common stock held by the investors. Those corporate actions requiring such approval include:

          . entering into any agreement providing for the merger, liquidation or sale of all or substantially all of our assets, or engaging in any business activity which is fundamentally different from our current business;

          .  any amendments to our Certificate of Incorporation or Bylaws;

          . acquiring the assets of another business if the value of that acquisition excess $200,000;

          . incurring any indebtedness or extending any credit not in the ordinary course of our business;

          . varying the terms of the employment of any of our highest paid employees or directors; and

          .  engaging in any transactions with our affiliates.

Unit Warrants

          From October through December 1996, we conducted a private placement in which we issued 283,781 Series A units, each Series A unit consisting of one Series A share and one Series A unit warrant. Each Series A unit warrant originally entitled its holder to purchase one share of common stock at an exercise price of $7.00 per share until July 31, 1998, at which time the unexercised Series A unit warrants were to expire by their own terms. In December 1997, we adjusted the exercise price of each Series A unit warrant to $3.50 per share and extended the expiration date to December 31, 2000. The Series A unit warrants are subject to customary anti-dilution provisions. As of the date of this prospectus, 154,131 Series A warrants remain outstanding.

          In June 1997, we conducted a private placement of units at $5.00 per unit. Each of these units consisted of two shares of common stock and one warrant which entitles its holder to purchase one share of common stock at an exercise price of $3.50 per share. In the private placement, we sold 204,000 units for the gross proceeds of $1,020,000. In February 1998, we effectively reduced the price of the units from $5.00 per share to $4.00 per unit and issued an additional 102,000 shares of common stock. As of the date of this prospectus, all 204,000 of these warrants are outstanding.

          In February 1998, we granted warrants to Ermgassen & Co. Ltd. as a finders' fee in connection with the sale of shares of the Series C preferred stock. The warrants allow Ermgassen & Co. to purchase up to 37,838 shares of our common stock at an exercise price of $1.85 over a five year period. All 37,838 of these warrants are outstanding as of the date of this prospectus.

          In March 2000, we granted warrants to Ermgassen & Co. Ltd. as a finders' fees in connection with the sale of common shares. The warrants allow Ermgassen & co. to purchase up to 36,067 shares of common stock at an exercise price of $6.80 over a five year period. All 36,067 of these warrants are outstanding as of the date of this prospectus.

Stock Option Plan

          We have adopted a 1997 Stock Option Plan, which permits us to grant options to our employees, officers, directors, consultants and independent contractors. We may issue an aggregate of 2,000,000 shares of common stock pursuant to the stock option plan. As of the date of this prospectus, we have granted under the stock option plan options to purchase an aggregate of 1,136,300 shares of common stock, at exercise prices ranging from $2.00 to $6.00 per share, to our employees, officers, directors and consultants.

Dividends

          We do not anticipate the payment of cash dividends on our common stock in the foreseeable future.

Transfer Agent

          The transfer agent for our common stock is American Securities Transfer and Trust Incorporated, 12039 West Alameda Parkway, Suite Z-2, Lakewood, Colorado 80228.

                                 LEGAL MATTERS

          Certain legal matters with respect to the shares of common stock offered hereby will be passed upon for us by Oppenheimer Wolff & Donnelly LLP, Newport Beach, California.

                                    EXPERTS

          Arthur Andersen SA, independent auditors, have audited, as set forth in their report appearing elsewhere in this prospectus, our financial statements as of December 31, 1999, 1998 and 1997. We have included our financial statements in the prospectus in reliance on Arthur Andersen SA's report, given on their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

          We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, file reports, proxy statements and other information with the SEC. Our reports, proxy statements and other information filed pursuant to the Securities Exchange Act of 1934 may be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can also be obtained from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC's Web site is http://www.sec.gov.

          We have filed with the SEC a registration statement on Form SB-2 under the Securities Act of 1933 with respect to the common stock offered hereby. As permitted by the rules and regulations of the SEC, this prospectus, which is part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. Copies of the registration statement and the exhibits are on file with the SEC and may be obtained from the SEC's Web site or upon payment of the fee prescribed by the SEC, or may be examined, without charge, at the offices of the SEC set forth above. For further information, reference is made to the registration statement and its exhibits.

                         INDEX TO FINANCIAL STATEMENTS


Independent Auditors' Report..............................................   F-1
Consolidated Balance Sheets at December 31, 1999 and 1998.................   F-2
Consolidated Statements of Operations for the years ended December 31,
 1999 and 1998............................................................   F-3
Consolidated Statements of Cash Flows for the years ended December 31,
 1999 and 1998............................................................   F-4
Consolidated Statements of Stockholders' Equity (Deficit) for the years
  ended December 31, 1999 and 1998........................................   F-5
Notes to Consolidated Financial Statements................................   F-6

Report of Independent Auditors

To the Board of Directors and Shareholders
FirstQuote Inc., Delaware


We have audited the accompanying consolidated balance sheets of FirstQuote Inc. and its subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended. The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of FirstQuote Inc. and its subsidiaries as of December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN S.A.
Geneva
March 30, 2000


                    The accompanying notes are an integral
               part of these consolidated financial statements.

                       FIRSTQUOTE INC. AND SUBSIDIARIES

         Consolidated Balance Sheets As Of December 31, 1999 and 1998
                           (Currency - U.S. dollars)

                                  A S S E T S

                                                         December 31,
                                                    1999             1998
                                                -------------    ------------
                                                  (Audited)        (Audited)
ASSETS

CURRENT ASSETS
  Cash and cash equivalents                     $   1,093,630    $    229,450
  Trade accounts receivable, net                      616,168         191,229
  Subscriptions receivable from stockholders               --              --
  Prepaid expenses and other receivables              810,608          62,108
                                                -------------    ------------
    Total current assets                            2,520,406         482,787
                                                -------------    ------------

NON-CURRENT ASSETS
  Property and equipment, net                       1,525,400       1,130,563
  Goodwill                                          3,307,110              --
  Other assets                                          8,699          28,487
                                                -------------    ------------
    Total non-crrent assets                         4,841,209       1,159,050
                                                -------------    ------------

                                                -------------    ------------
    Total Assets                                $   7,361,615    $  1,641,837
                                                =============    ============




      The accompanying notes are an integral part of these consolidated financial statements.

                       FIRSTQUOTE INC. AND SUBSIDIARIES

         Consolidated Balance Sheets As Of December 31, 1999 and 1998
                            (Currency-U.S. dollars)

                     LIABILITIES AND STOCKHOLDERS' EQUITY



LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Trade accounts payable                                     $  1,547,028    $   658,700
  Accrued liabilities                                             807,341        102,274
  Current portion of capital lease obligations                    142,626        146,481
  Advances/convertible loans from stockholders/
    related parties                                                     -      1,000,000
  Deferred income                                                 895,747        170,808
                                                             ------------    -----------
      Total current liabilities                                 3,392,742      2,078,263
                                                             ------------    -----------

LONG TERM CAPITAL LEASE OBLIGATIONS
  Capital lease obligation, net of current portion                 29,177        166,621
                                                             ------------    -----------

STOCKHOLDERS' EQUITY
  Preferred Stock, $0.001 par value,
     10,000,000 shares authorized;
       Class A: 6,500 and 68,500 shares issued and
         outstanding                                                    7             69
       Class B: 1,923,716 shares issued and outstanding             1,924          1,924
       Class C: 3,783,784 shares issued and outstanding             3,784              -
       Class D: 197,815 shares issued and outstanding                 198              -
  Common Stock, $0.0001 par value,
    20,000,000 shares authorized;                                   6,423          5,781
    6,423,409 and 5,781,309 shares issued and
       outstanding
  Additional paid-in capital                                   16,703,759      6,381,315
  Cumulative translation adjustment                               907,495       (148,610)
  Accumulated deficit                                         (13,683,893)    (6,843,526)
                                                             ------------    -----------
      Total stockholders' equity                                3,939,697       (603,047)
                                                             ------------    -----------
      Total Liabilities and Shareholders' Equity             $  7,361,616    $ 1,641,837
                                                             ============    ===========

                       FIRSTQUOTE INC. AND SUBSIDIARIES

                     Consolidated Statements Of Operations

                For The Years Ended December 31, 1999 and 1998

                           (Currency - U.S. dollars)

                                                      For the Year Ended
                                                          December 31,
                                                -----------------------------
                                                    1999             1998
                                                -------------    ------------
                                                  (Audited)        (Audited)

REVENUE                                         $   1,778,459    $    534,715

OPERATING EXPENSES
  Cost of Revenue                                   2,157,659       1,209,387
  Selling & Market Development Expenses               405,256         221,210
  General & Administrative Expenses                 4,796,643       2,861,662
                                                -------------    ------------
                                                    7,359,558       4,292,259

                                                -------------    ------------
OPERATING RESULT                                   (5,581,099)     (3,757,544)

OTHER INCOME AND EXPENSES
  Interest Income / (Expense)                          99,536          (3,441)
  Foreign Exchange Gain / (Loss), net              (1,358,805)        339,756
                                                -------------    ------------
                                                   (1,259,269)        336,315

                                                -------------    ------------
NET LOSS                                        $  (6,840,368)   $ (3,421,229)
                                                =============    ============

Basic and diluted weighted average number of
  common shares                                     6,102,359       5,781,309
                                                =============    ============
Basic and diluted net loss per common share     $       (1.12)   $      (0.59)
                                                =============    ============


      The accompanying notes are an integral part of these consolidated financial statements.

                       FIRSTQUOTE INC. AND SUBSIDIARIES

                     Consolidated Statements Of Cash Flows
                For The Years Ended December 31, 1999 and 1998
                          (Currency -- U.S. Dollars)

                                                      Year Ended December 31,
                                                    ----------------------------
                                                        1999             1998
                                                    ------------   -------------
                                                     (Audited)       (Audited)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Loss                                          $(6,840,367)   $(3,421,229)
  Adjustments to reconcile net loss to net cash
    used in operating activities:
    Exchange (gain)/loss                              1,358,805       (339,756)
    Depreciation and amortization                       646,699        520,421
    Provision for doubtful debtors                       88,875         15,840
    Interest accrued on loans payable                        --          5,417
    Stock and stock options issued as
     compensation cost                                  125,000             --
    Write-off of goodwill                                21,336             --
  Increase/decrease resulting from changes in:
    Trade accounts receivable                          (271,947)      (141,138)
    Prepaid expenses and other receivables             (304,052)        75,999
    Trade accounts payable                              320,886        463,766
    Accrued liabilities and provisions                  249,912        (77,174)
    Deferred income                                     179,516        137,052
                                                    -----------    -----------
    Net cash used-in operating activities            (4,425,337)    (2,760,802)

CASH USED IN INVESTING ACTIVITIES:
  Purchase of equipment                                (540,942)      (464,211)
  Purchase of subsidiary                               (245,031)            --
  Other non-current asset expenditures                 (102,291)        (2,613)
                                                    -----------    -----------
    Net cash used-in investing activities              (888,264)      (466,824)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:
  Issuance of stock                                   7,000,000             --
  Commission on issuance of stock                       (70,000)            --
  Issuance of stock upon exercise of warrants           681,275
  Issuance of stock upon exercise of options             20,000
  Collection of stock subscriptions receivable               --      2,000,000
  Advances from stockholders and related parties             --      1,000,000
  Payment to stockholder and related party                   --             --
  Reimbursements of advances from stockholders
   and related parties                               (1,000,000)       (96,089)
  Payment of capital lease obligations                 (150,795)       (75,537)
                                                    -----------    -----------
    Net cash provided by financing activities         6,480,480      2,828,374

Effect of Exchange Rate Changes on Cash and cash
 equivalents                                           (302,699)        59,438

NET (DECREASE)/INCREASE IN CASH AND CASH
 EQUIVALENTS                                            864,180       (339,814)

CASH AND CASH EQUIVALENTS AT BEGINNING                  229,450        569,264
                                                    -----------    -----------
CASH AND CASH EQUIVALENTS AT END                    $ 1,093,630    $   229,450
                                                    -----------    -----------

 The accompanying notes are an integral part of these consolidated financial statements.

                        FIRSTQUOTE INC. AND SUBSIDIARIES

           Consolidated Statements Of Changes in Stockholders' Equity
                 For The Years Ended December 31, 1999 and 1998
                           (Currency - U.S. Dollars)

                                                                Class A            Class B            Class C           Class D
                                             Common stock   Preferred stock    Preferred stock    Preferred stock   Preferred stock
                                            Shares  Amount  Shares    Amount    Shares   Amount    Shares   Amount   Shares   Amount
                                          --------- ------  --------  ------  ---------  ------  ---------  ------   -------  ------
Balance at December 31, 1997              5,375,272  5,375   147,938     148  1,923,716   1,924         -       -         -       -

Issuance of common stock to repay
 convertible loan                           145,161    145
Conversion of preferred to common stock     158,876    159   (79,438)    (79)
Issuance of common stock as a result of
 price reset on private placement units     102,000    102
Net loss
Translation loss
                                          --------- ------  --------  ------  ---------  ------  ---------  ------   -------  ------
Balance at December 31, 1998              5,781,309  5,781    68,500      69  1,923,716   1,924         -       -         -       -

Conversion of preferred to common stock     124,000    124   (62,000)    (62)
Issuance of preferred stock through
 private placement offering                                                                      3,783,784   3,784
Issuance of common stock pursuant to
 agreement with Townsend Analytics, Ltd.    135,000    135
Issuance of common stock pursuant to
 exercise of warrants and stock options     204,650    205
Issuance of stock pursuant to purchase
 of Stockdata B.V.                          178,450    178                                                           197,815     198

Net loss
Translation gain
                                          --------- ------  -------- ------  ---------  ------  ---------  ------   -------   ------
Balance at December 31, 1999              6,423,409  6,423     6,500      7  1,923,716   1,924  3,783,784   3,784   197,815      198
                                          --------- ------  -------- ------  ---------  ------  ---------  ------   -------   ------
                                                                  Cumulative                     Total
                                              Additional paid    translation   Accumulated   stockholders'   Comprehensive
                                                in capital        adjustment     deficit      equity less        Loss
                                              ---------------    -----------   -----------   -------------  --------------
Balance at December 31, 1997                      6,156,642         131,707     (3,422,297)     2,873,499    (3,290,590)

Issuance of common stock to repay
 convertible loan                                   224,855                                       225,000
Conversion of preferred to common stock                 (80)                                           -
Issuance of common stock as a result of
 price reset on private placement units                (102)                                           -
Net loss                                                                        (3,421,229)    (3,421,229)   (3,421,229)
Translation loss                                                   (280,317)                     (280,317)     (280,317)
                                              ---------------    -----------   -----------   -------------  --------------
Balance at December 31, 1998                      6,381,315        (148,610)    (6,843,526)      (603,047)   (6,992,136)

Conversion of preferred to common stock                 (62)                                           -
Issuance of preferred stock through
 private placement offering                       6,926,216                                     6,930,000
Issuance of common stock pursuant to
 agreement with Townsend Analytics, Ltd.            249,865                                       250,000
Issuance of common stock pursuant to
 exercise of warrants and stock options             701,070                                       701,275
Issuance of stock pursuant to purchase
 of Stockdata B.V.                                2,445,347                                     2,445,723
Net loss                                                                        (6,840,367)    (6,840,367)   (6,840,367)
Translation gain                                                  1,056,106                     1,056,106     1,056,106
                                              ---------------    -----------   -----------   -------------  --------------
Balance at December 31, 1999                     16,703,751         907,496    (13,683,893)     3,939,893   (12,776,397)
                                              ===============    ===========   ===========   =============  ==============

                        FIRSTQUOTE INC. AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements
                        As of December 31, 1999 and 1998

1.   Description of the Company and its subsidiaries

     FirstQuote Inc. (previously Virtual Telecom, Inc., the "Company") was incorporated in Delaware on July 3, 1996 for the purpose of holding all the shares of FirstQuote SA (previously Virtual Telecom SA), a Swiss corporation formed in 1994. The owners of FirstQuote SA contributed all of the FirstQuote S.A. shares in consideration for 3,194,540 common shares of FirstQuote Inc. The accompanying financial statements have been prepared as if the acquisition had occurred at FirstQuote SA's inception (May 19, 1994), using the historical costs of each entity.

     Unless the context otherwise requires, all references to the Company include its wholly-owned subsidiaries, FirstQuote SA, a Swiss corporation, FirstQuote Limited, an English corporation founded in December 1997, and FirstQuote Stockdata BV, a Dutch corporation.

     The Company is engaged in the business of developing and marketing a range of real-time market data and online dealing services over the Internet and providing related supporting network connectivity services. Its principal markets are currently Switzerland, Germany and France. During 1996 and early 1997, the Company acquired and implemented the necessary infrastructure, comprising data feed handlers, data servers and telecommunication networks. The Company commenced pilot commercial operations during the latter part of 1997. The Company commenced active marketing of its services during the second quarter of 1998 and has concentrated on growing its client base as well as offering additional service content (in the form of additional exchange data, news as well as online dealing capabilities) during the second half of 1998.

2.   Summary of significant accounting policies

     Principle of consolidation

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

     Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     Revenue recognition

     The Company's subsidiary develops, installs, and maintains systems that allow its clients to access the financial information and market data services that it provides over an Internet connection as well as to access the Internet at large. The Company therefore derives both single installation and recurring revenues.

     Installation revenues and related costs are recognized upon completion of installation. Where installation revenues exceed installation costs, then installation revenues are recognized over the service period and not at installation.

     Recurring revenues for financial data services and network services are normally invoiced in advance. The resulting amount of unearned income not attributable to the period of invoicing is reflected under current liabilities as deferred revenue, and recognized in the profit and loss account according to the month of applicability of the underlying services.

     Foreign currency translation

     The Company accounts for foreign currency transactions in accordance with Statement of Financial Accounting Standard (SFAS) No. 52, "Foreign Currency Translation" which provides for the translation of assets and liabilities at the end of period current rate and of operations and cash flows at the rates existing at the date of the transaction, or appropriate average. Foreign currency transactions are translated into the functional currency at the rate existing at the date of the transaction and outstanding balances are revalued at the year-end rate with the resulting exchange gain or loss being included in the statement of operations.

     The functional currency of the Company's main operating subsidiary FirstQuote SA, is the Swiss Franc (CHF). The functional currency of FirstQuote Inc. and FirstQuote Limited is US dollars.

     The resulting gain or loss on translation into the reporting currency is included as a separate component of equity under "cumulative translation adjustment".

     Cash and cash equivalents

     The Company considers all highly liquid debt instruments with an initial maturity of three months or less to be cash equivalents.

     Property and equipment

     Property and equipment is stated at cost and depreciated using the straight-line method over their estimated useful lives, ranging from 3 to 5 years. Leasehold improvements are depreciated over the shorter of the life of the lease or the life of the asset. Upon sale, any gain or loss is included in the statement of operations. Maintenance and minor replacements are charged to operations as incurred.

     Goodwill

     Goodwill is amortised over the estimated product or technology cycle of the underlying acquisition, generally being three years.

     Income taxes

     The Company utilizes the liability method to account for income taxes. Under this method, deferred taxes are determined based on the differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

     The Company's subsidiary, FirstQuote SA, is incorporated in Switzerland. The tax charge in Switzerland is an accumulation of the taxes due to the city, the canton (state) and the federal authorities.

     Stock-based Compensation

     Statement of financial accounting standards No. 123, "Accounting for stock-based compensation" ("SFAS No. 123") was effective for fiscal years beginning after December 15, 1996. This statement provides for a fair value based method of accounting for grants of equity instruments to employees or suppliers in return for goods or services. With respect to stock-based compensation to employees, SFAS No. 123 permits the continued application of the provisions prescribed by APB Opinion No. 25. However, pro forma disclosures of net income and earnings per share must be presented as if the fair value based method had been applied in measuring compensation cost.

     The Company has elected to continue with the accounting method prescribed by APB Opinion No. 25 and presented the required pro forma disclosures of SFAS 123 in Note 0.

     Fair value of financial instruments

     The carrying value of financial instruments included in current assets and liabilities approximates fair value because of the short maturity of these items.

     Segment Reporting

     Statement No. 131, Disclosures about Segments of an Enterprise and Related Information (Issue Date 6/97) requires the reconciliation of total segment information presented to the corresponding amounts in the consolidated financial statements, and establishes standards for related disclosures about products and services, geographic areas and major customers. The Company adopted SFAS 131 in 1998 and manages its activities as one segment under the guidelines of the standard.

     Advertising expenditure

     Advertising is expensed as incurred.

     Net loss per common share

     Net loss per common share is based on the net loss divided by the weighted average number of common shares outstanding.

     Convertible preferred stock and outstanding warrants have not been included, as their effect would be antidilutive.

     Comprehensive Income

     Statement No. 130, Reporting Comprehensive Income (Issue Date 6/97) requires companies to report all changes in equity during a period, except those resulting from investment by owners and distribution to owners. SFAS No. 130 was effective for periods beginning July 1, 1998 and the Company has disclosed Comprehensive Income / (Loss), which encompasses net income and foreign currency translation adjustments, in the Consolidated Statement of Changes in Shareholders' Equity.

     Recent Accounting Pronouncements

     Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (Issue Date 6/98) establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. Statement No. 133 is effective for fiscal years beginning after June 15, 1999and must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after December 31, 1997. The Company has not yet quantified the impact of adopting Statement No. 133.

     Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" provides guidance on accounting for the costs of computer software developed or obtained for internal use. This SOP requires computer software costs that are incurred in the preliminary project stage to be expensed as incurred. Once the capitalization criteria of the SOP have been met, directly attributable development costs should be capitalized. It also provides guidance on the treatment of upgrade and maintenance expenditures. SOP 98-1 is effective for fiscal years beginning after December 15, 1998. Costs incurred prior to initial application of this SOP, whether capitalized or not, should not be adjusted to the amounts that would have been capitalized had this SOP been in effect when those costs were incurred. The Company has not determined the impact that this SOP will have on its consolidated financial statements.

     Statement of Position 98-5, "Reporting on the Costs of Start-up Activities" (Issued 4/98), requires that costs for start-up activities and organization costs should be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998 and initial adoption is required to be reflected as a cumulative effect of accounting change. The Company has not determined the impact that this SOP will have on its consolidated financial statements.

     Reclassifications

     Certain reclassifications have been made to the prior year financial statements to conform to the current year's presentation.

3.   Trade Receivables

                                                  December 31,
                                        -------------------------------
                                           1999                 1998
                                        ----------           ----------
Trade accounts receivable               $  727,050           $  205,764
Less: Allowance for doubtful accounts     (110,882)             (14,535)
                                        ----------           ----------
Trade accounts receivable, net          $  616,168           $  191,229
                                        ==========           ==========

Accrued income of $175,207 and (1998: $170,808) is included in trade accounts receivable.

4.   Aquisition of Stockdata BV

     In December 1999, the Company acquired all of the outstanding capital shares of Stockdata Amsterdam BV, a limited liability company organized under the laws of The Netherlands and located in Amsterdam, The Netherlands. Stockdata is engaged in the distribution of real-time market data products to the Benelux region, primarily through the use of datacast technologies via cable networks.

     The acquisition was conducted pursuant to a Securities Purchase Agreement dated December 24, 1999 between FirstQuote and the stockholders of Stockdata. Pursuant to the agreement, the Stockdata stockholders transferred to FirstQuote all of the outstanding capital shares of Stockdata in consideration of FirstQuote's payment of up to US$3,750,000, payable as follows: US$245,031 in cash; US$1,059,239 in the assignment of Stockdata receivables; and FirstQuote's issuance of 197,815 shares of Series D preferred stock and 148,450 shares of common stock, all such shares being valued at approximately US$6.50 per share. An additional 30,000 FirstQuote common shares are issuable to the sellers' subject to their satisfaction of certain post-closing conditions.

     The audited financial statements of Stockdata BV for the years ended December 31, 1998 and 1997, the unaudited financial statements for the nine months ended September 30, 1999, as well as proforma consolidated financial statements for year ended December 31, 1998 and the nine months ended September 30, 1999, have been filed within form 8-K.

5.   Property and Equipment

     Property and equipment consists of the following:

                                                          December 31,
                                                --------------------------------
                                                    1999               1998
                                                ------------      --------------
Software                                        $     20,008      $       23,761
Computer equipment                                 1,775,514             773,837
Computer equipment under capital lease                41,840              48,393
Furniture and fixtures                               159,435             112,387
Vehicles under capital lease                          74,851              61,065
Network equipment under capital lease                759,186             878,085
                                                ------------      --------------
                                                   2,830,834           1,897,528
Less: Accumulated Depreciation                    (1,305,434)           (766,965)
                                                ------------      --------------
                                                $  1,525,400      $    1,130,563
                                                ------------      --------------

     Depreciation for the year amounted to $646,699 and (1998: $520,421), including $295,837 (1998: $301,828) in depreciation of assets under capital leases.

     It is the Company's policy to depreciate its computer and network equipment over their estimated useful lives based on current conditions. Given the rapid technological change affecting such equipment, it is at least reasonably possible that the Company's estimates may change in the near term.

6.   Capital lease obligations

     The Company's Swiss subsidiary is obligated under capital leases (network, computer and cars) and operating leases (offices) expiring at various dates through September 2002.

     Minimum lease payments for leases that have initial or remaining non-cancelable terms in excess of one year are:

                                                Operating Leases      Capital Leases
                                                ----------------      --------------
Future minimum lease payments:
   2000                                         $        396,547      $      157,916
   2001                                                  339,268              13,597
   2002                                                  197,510               9,577
   2003                                                  125,894                 811
                                                ----------------      --------------
Minimum lease payments                          $        933,325             181,090
                                                ----------------
Less: Amount representing interest                                             9,287
                                                                      --------------
                                                                             171,803
Less: Current maturities                                                     142,626
                                                                      --------------
Long term capital lease obligations                                   $       29,177
                                                                      ==============

7.   Advances and convertible loans from stockholders and related parties

     As at December 31, 1998 the Company owed $1,000,000 in respect of a loan convertible into preferred stock of the Company upon the conclusion of additional equity financing, or redeemable, at the option of the lender. In January 1999, the loan was converted into 540,541 shares of Series C Preferred Stock (see Note 0).

8.   Related party transactions

     Software Solution provider

     In January 1997 the Company entered into a 3-year software distributor agreement with a financial software solution provider as disclosed in
     Note 0

     Employment agreements

     Commencing May 1, 1996, the Company entered into five-year term employment agreements with two stockholders. Both agreements provide for compensation of at least approximately $5,600 per month plus monthly car allowances of approximately $400 per month. The agreements can be extended up to three additional three-year terms and are subject to yearly consumer price index increases. Total compensation paid under these agreements amounted to $221,426 (1998: $144,480).

     Administrative assistance

     In May 1996, the Company entered into an agreement with a related party for the provision of certain administrative services to the U.S. holding corporation. Amounts paid under this agreement amounted to $14,420 (1998:
     $24,000).

     Office lease

     The Company entered into a month to month sublease agreement with a company affiliated with a stockholder, whereby the Company recovers certain costs for the use of its premises, utilities and computer systems usage. The agreement was terminated in June 1999. Amounts charged to the affiliate during the year amounted to approximately $5,400 (1998: $9,000).

9.   Major agreements

     Network equipment service agreement

     In September 1996, the Company entered into an equipment purchase and network maintenance service agreement with a major computer equipment manufacturer, whereby the Company committed to outsource the maintenance and operation of the network for a total of approximately $635,000 from 1997 through 2000. Decreasing cancellation fees apply if the Company terminates the agreement before the end of the four-year term of the agreement, ranging from approximately $480,000 to $100,000.

     During December 1998, the Company concluded negotiations to take over certain operations and maintenance elements envisaged within the agreement for a reduction in the amount of ongoing payments.

     There are other major suppliers of similar equipment and services. A change in supplier, however, could cause disruption in service and a possible loss of revenues which would adversely affect future operating results.

     License to use and disseminate stock market information

     In August 1996, the Company entered into a 30-month license agreement to use and disseminate stock market information. After the initial term, the agreement is renewable in twelve-month increments, with a 90-day cancellation notice period. According to the default terms of the agreement, a twelve-month renewal period commenced in February 2000.

     Financial software solution provider

     In January 1997 the Company entered into a 3-year software distributor agreement with a financial software solution provider based in the USA controlled by a director of the Company. Under the agreement, the Company is required to pay royalties based on the number of its clients using the software. After the initial term, the agreement is renewable on a 12 monthly basis. A 90-day cancellation period applies throughout the contract.

     In December 1998 the Company extended the scope of this agreement whereby the software provider agreed not to undertake any new licensing agreements for Switzerland, Germany, France, and the Benelux countries until December 31, 2001. Under the terms of the agreement, the Company was committed to paying a single amount of $500,000 ($250,000 of which was settled in February 1999 in cash and the remainder in March 1999 through the issuance of 135,000 common shares), and is further committed to minimum royalty payments of $50,000 per month from July 1, 1999, $100,000 per month from January 1, 2000 and $150,000 per month from July 1, 2000.

     While there are other providers of related financial software solutions on the market, the specialist nature of the software solutions provided under the agreement means that the Company places significant reliance on this supplier in terms of securing future revenues.

10.  Income Taxes

     Deferred income tax assets and liabilities are provided for temporary differences between financial statement income and amounts currently taxable.

     Both the Company and its Swiss subsidiary have incurred losses for the years ended December 31, 1999 and 1998. For US tax reporting purposes the Company has a net operating loss carry forward of approximately $1,786,144 (1998: $1,034,443) to offset federal income taxes which expire at different dates through the year 2013. These net operating losses could be restricted due to a change in ownership. Its Swiss subsidiary has a net operating loss carry forward of $11,987,490 (1998: $5,826,944) to offset future income taxes in Switzerland which expires between the years 2003 and 2006.

     Temporary differences that give rise to deferred income tax assets and liabilities are:

                                                  December 31,
                                        ---------------------------------
                                             1999                1998
                                        --------------      -------------
Net operating loss carry forward        $    3,484,374      $   1,760,666
Less: Valuation allowance                   (3,484,374)        (1,760,666)
                                        --------------      -------------
Net deferred tax asset                  $           -       $          -
                                        --------------      -------------

     A valuation allowance is used to reduce the deferred tax asset to a level which, more likely than not, will be realized. A valuation allowance for the full amount of deferred tax assets has been recorded since certain doubts exist regarding the use of the tax losses carried forward to offset future taxable income. It is at least reasonably possible that the Company's estimate of the valuation allowance may change in the near term and result in a partial or total reversal of the allowance during 1999.

11.  Stockholders' equity

     Common Stock

     The Company is authorized to issue 20,000,000 shares of Common Stock, $.001 par value ("Common Stock"). As of December 31, 1999, 6,423,409 shares were issued and outstanding and held by approximately 313 stockholders of record.

     As of December 31, 1999, there are no outstanding options, warrants or other securities, which upon exercise or conversion entitle their holder to acquire shares of Common Stock, other than the Unit Warrants, Series A, B and C Preferred Stock and options issued under the Stock Option Plan, described below.

     Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The approval of proposals submitted to stockholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting, except in the case of certain fundamental matters (such as certain amendments to the Certificate of Incorporation, and certain mergers and reorganizations), in which case Delaware law and the Company's Bylaws require the favorable vote of at least a majority of all outstanding shares. Stockholders are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefore, and in the event of liquidation, dissolution or winding up of the Company to share ratably in all assets remaining after payment of liabilities. The holders of shares of Common Stock have no pre-emptive, conversion, subscription or cumulative voting rights.

     In April 1998, the Company issued 145,161 shares of its common stock in conversion of $225,000 of loan principal at a price of $1.55 per share (see
     Note 0).

     In March 1999, the Company issued 135,000 shares in settlement of half of the amount due to the financial software solution provider as reflected in
     Note 0.

     In December 1999, the Company issued 178,450 shares as an element of the purchase consideration for the acquisition of Stockdata BV, as reflected in
     Note 4.

     In March 2000, by way of a private placement, the Company sold 1,105,000 shares of its Common Stock for a total consideration of $7,514,000.

     Preferred Stock

     The Company is authorized to issue 10,000,000 shares of preferred stock, $.001 par value ("Preferred Stock"). The Company's Board of Directors is authorized to issue from time to time, without shareholder authorization, in one or more designated series or classes, any or all of the authorized but unissued shares of Preferred Stock with such dividend, redemption, conversion and exchange provisions as may be provided in the particular series.

     The Board of Directors of the Company designated an initial series of Preferred Stock as "Series A Preferred Stock" consisting of 750,000 authorized shares with a par value of $0.001 and a liquidation preference of $3.50. In November 1997 the conversion price of the Series A Preferred Stock was reset to $1.75 per share, which allows converting one Series A Preferred Stock into two shares of Common Stock. The Series A Preferred Stock does not carry dividend rights or any other rights senior to the Common Stock and has equal voting rights with the Common Stock. The Series A Preferred Stock is redeemable by the Company, at a price equal to the liquidation preference plus any unpaid dividends, at the earlier of one year from the date of initial issuance or upon the closing of a public offering of the Company's Common Stock where immediately following such offering the Common Stock is listed on the New York Stock Exchange or the NASDAQ Stock Market. No shares of Series A Preferred Stock shall be redeemed without the consent of the majority of outstanding shares of Series B Preferred Stock.

     During 1996, the Company issued 283,781 units of its securities ("Units"), each Unit consisting of one share of Series A Preferred stock and one Common Stock purchase warrant ("Unit Warrant") for a total consideration of $875,520, net of $117,713 in issuance costs. In connection therewith, the Company also issued 200,000 shares of its common stock to related parties as commissions for the issuance of the Units. The shares were valued at $.25 a share, the opening trading price of the Company's stock in November 1996, resulting in a $50,000 deduction from the Preferred Stock proceeds.

     As at December 31, 1999 277,281 shares of Series A Preferred Stock had been converted into 554,562 Common Shares, and 6,500 shares of Series A Preferred Stock remained outstanding. In February 1999, a further 5,000 shares of Series A Preferred Stock were converted.

     In December 1997, the Board of Directors of the Company designated a second series of preferred shares as "Series B Preferred Stock" consisting of 1,923,716 authorized shares with a par value of $0.001. On December 30, 1997, the Company sold 1,923,716 shares of its Series B Preferred Stock to three affiliated Alta-Berkeley venture capital funds (collectively referred to as "Alta-Berkeley") for $3,000,000 of which $1,000,000 was received in December 1997 and $2,000,000 in March 1998.

     In January 1999, the Board of Directors of the Company designated a third series of preferred shares as "Series C Preferred Stock" consisting of 3,783,784 authorized shares with a par value of $0.001. On January 25, 1999, the Company sold 3,783,784 shares of its Series C Preferred Stock to five parties, including Alta-Berkeley, two other venture capital funds, a bank and a private investor, for a total consideration of $7,000,000.

     Concurrent with the issuance of the Series B Preferred Stock, the Company and Alta-Berkeley entered into an Investors' Rights Agreement, which has been amended to include the holders of the Series C Preferred Stock. Pursuant to the terms of this agreement, the Company increased the authorized number of its directors to nine. Holders of the shares of both the Series B Preferred Stock as a class, and the Series C Preferred Stock as a class, are each entitled to elect two members of the Company's Board (four in total). In addition, the Company has granted the holders of the Series B Preferred Stock and the Series C Preferred Stock (the "Holders") the right of first refusal to purchase a pro rata share of any new equity securities which the Company may issue. The right of first refusal expires on January 24, 2006. The Investors' Rights Agreement also grants the Holders registration rights in certain circumstances as well as certain approval and disclosure rights over certain management and strategic matters.

     The shares of both the Series B Preferred Stock and the Series C Preferred Stock have a liquidation preference of the greater of (i) $3.50 per share if the event of liquidation, dissolution or winding up occurs on or before December 31, 2000 and thereafter of $5.20 per share and (ii) $1.85 plus a pro-rata share of any excess liquidation proceeds accruing to the common shareholders. The shares are all convertible at any time into shares of the Company's Common Stock on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights, and have full voting rights.

     Warrant Issues

     During 1996, the Company issued 283,781 units ("Units") of its securities, each Unit consisting of one Series A Preferred Share and one Common Stock purchase warrant ("Unit Warrant").

     During 1997, the Company issued a further 204,000 units ("Units") of its securities, each Unit consisting of two Common Shares and one Unit Warrant.

     Each Unit Warrant entitles its holder to purchase one share of Common Stock at an exercise price of $3.50 per share until December 31, 2000, at which time the unexercised Unit Warrants shall expire by their own terms. The Unit Warrants are subject to anti-dilution provisions.

     As at December 31, 1999 194,650 Unit Warrants had been exercised and 293,131 Unit Warrants remained outstanding. In February 1999, a further 130,000 Unit Warrants were exercised.

     Stock Option Plan

     During 1997, the Company adopted a Stock Option Plan (the "Plan"). As at December 31, 1999 a total of 750,000 common shares may be issued under the Plan and have been reserved by the Directors for that purpose. Pursuant to the issuance of the Series C Preferred Stock an additional 400,000 shares were reserved for the Plan. The Board of Directors determines the terms and exercise prices of all options to be granted.

     Officers and directors of the Company, as well as consultants, independent contractors or other service providers are eligible for "Non-qualified Options". Only employees of the Company or its subsidiaries (including officers and directors) are eligible to receive grants of "Incentive Stock Options". No option may be granted under the Plan after March 19, 2008, but options granted before that date may be exercisable after that date. Options granted under the Plan are subject to a minimum vesting period of one year.

     Pro forma information concerning the Company's net loss and earnings per share had compensation cost on all options granted been determined consistent with SFAS No. 123, is as follows:

                                                          Year Ended December 31,
                                                    ---------------------------------
                                                        1999                1998
                                                    ------------       --------------
Net loss, as reported                               $  6,840,367       $    3,421,229
Net loss, pro forma                                    7,837,069            3,470,629

Basic and diluted loss per share, as reported       $       1.12       $         0.59
Basic and diluted loss per share, pro forma                 1.28                 0.60

     The effects of applying SFAS No. 123 in this pro-forma disclosure are not indicative of future amounts.

     The following additional information has been used in determining the above disclosures regarding the Plan:

                                                            Year Ended December 31,
                                                      ----------------------------------
                                                           1999                1998
                                                      -------------        -------------
Weighted-average assumptive information used:
    Risk-free rate                                             5.00%              5.00%
    Expected life (days)                                      1,145              1,113
    Expected volatility                                         105%                57%
    Expected dividends                                  $         -       $          -

Weighted-average grant-date fair value of options       $      4.72       $       0.13

Options granted during the year:
    Directors and employees                                 211,300            380,000
    Consultants                                                   -                  -

Fair value of options granted during the year:
    Directors and employees                             $   996,702      $      49,400
    Consultants                                         $         -      $           _


A summary of the status of the Company's stock option plan as of December 31, 1999 and 1998 is presented below:

                                                              Year ended December 31,
                                             ------------------------------------------------------------
                                                        1999                             1998
                                             ------------------------------   ---------------------------
                                                               Weighted-                      Weighted-
                                               Number of        Average         Number of      Average
                                                Options     Excercise Price      Options    Exercise Price
                                             ------------   ---------------   ------------  --------------
Outstanding at the beginning of the year          655,000       $   2.00         310,000       $   3.33
Add:  Granted during the year                     261,300           5.85         380,000           2.00
Less: Exercised during the year                    10,000           2.00               -              -
      Forfeited during the year                         -              -          35,000           2.00
      Expired during the year                           -              -               -              -
                                             ------------   ---------------   ------------  --------------
Outstanding at the end of the year                906,300      $    2.97         655,000       $   2.00
Weighted average remaining contractual life           715 days                       910 days
Exercisable at the end of the year                645,000      $    2.12         200,000       $   2.00
                                             ------------   ---------------   ------------  --------------

     In March 1998, the strike price applicable to all of the options existing at that time was reset to $2.00. Since the revised fair value of the options based on the reset strike price was lower than the amount originally recorded as compensation cost, no adjustment was made as a result of the reset.

12.  Retirement plans

     All of the Company's Swiss-based employees, including its executive officers, are required to participate in the pension or retirement plans required by law in Switzerland, which are similar to defined contribution plans.

     The Assurance Vieillesse et Survivants ("AVS") is a state-administered plan, under which the Company and the employee each contribute an amount of 5.05% of salary to the AVS fund. The Prevoyance Professionnelle plan ("LPP") is administered by an independent insurance company whereby amounts of between 5% and 15% of each employee's compensation are contributed to the LPP fund. The Company and employees each contribute 50% of this cost. In addition to the legally required plans, the Company undertakes supplemental LPP programs for its management.

     The Company has no pension or retirement liability other than its obligation to make employer and employee contributions to the AVS and LPP funds. Amounts charged to income during the year in respect of the AVS and LPP plans (including supplemental programs) for executive officers and other employees was approximately $361,068 (1998: $176,561).

     The Company does not maintain any plans for other post-employment or post-retirement employee benefits.

13.  Subsequent events

     On 3 March 2000, the Company sold 1,105,000 shares of its Common Stock for a total consideration of $7,514,000, as disclosed in Note 11. 0.

14.  Supplementary disclosure to cash flow statement

                                                       December 31, 1999    December 31, 1998
                                                       -----------------    -----------------
     Cash paid during the year for:
     Interest                                            $     12,020           $     5,417
     Income taxes                                                   -                     -
     Non-cash investing and financing transactions:
     Capitalization of interest                                     -                     -
     Capital leases relating to finance equipment               7,233               197,545
     Common stock issued in consideration
      for consultancy fees                                          -                20,000
     Common stock issued to repay a bridging loan                   -               225,000
     Common stock issued in consideration
      for administrative fees                                       -                     -

PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

       The following table sets forth estimated expenses we expect to incur in connection with the resale of the shares being registered. All such expenses are estimated except for the SEC registration fee.

     SEC registration fee...........................   $   529.77

     Printing expenses..............................   $ 1,500.00

     Fees and expenses of counsel for the Company...   $ 5,000.00

     Fees and expenses of accountants for Company...   $ 5,000.00

     Miscellaneous..................................   $ 1,000.00

       *Total.......................................   $13,029.77


Item 15.  Indemnification of Directors and Officers.

     Delaware Statutes
     -----------------

Section 145. Indemnification of Officers, Directors, Employees and Agents; Insurance.

     "(a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

     (b) A corporation shall power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     (c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

     (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

     (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

     (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

     (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

     (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

     (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

     (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     (k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees)."

     Certificate of Incorporation
     ----------------------------

     Article 10 of the Company's Certificate of Incorporation limits the liability of the Company's directors to the Company and its stockholders.
Article 10 reads as follows:

     "A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit."

     Bylaws
     ------

         Bylaws
         ------

     Article VII of the Company's Amended and Restated Bylaws provides for indemnification of the Company's directors, officers and agents to advance expenses for defense of litigation and to purchase and maintain insurance on behalf of any director or officer of the Company against any liability asserted against or incurred by them in such capacity or arising out of their status as such, whether or not the Company would have power to indemnify such director or officer against any liability under the provisions of the Certificate of Incorporation or Delaware law, and authorize the Board to extend such indemnity to others as follows:

                         "Article VII. Indemnification
                                       ---------------

     7.1  Authorization For Indemnification.  The Corporation may indemnify, in
          ---------------------------------
the manner and to the full extent permitted by law, any person (or the estate, heirs, executors, or administrators of any person) who was or is a party to, or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, that he had reasonable cause to believe that his conduct was unlawful.

     7.2  Advance of Expenses.  Costs and expenses (including attorneys' fees)
          -------------------
incurred by or on behalf of a director or officer in defending or investigating any action, suit, proceeding or investigation may be paid by the Corporation in advance of the final disposition of such matter, if such director or officer shall undertake in writing to repay any such advances in the event that it is ultimately determined that he is not entitled to indemnification. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Board deems appropriate. Notwithstanding the foregoing, no advance shall be made by the Corporation if a determination is reasonably and promptly made by the Board by a majority vote of a quorum of disinterested directors, or (if such a quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs) by independent legal counsel in a written opinion, or by the stockholders, that, based upon the facts known to the Board or counsel at the time such determination is made, (a) the director, officer, employee or agent acted in bad faith or deliberately breached his duty to the Corporation or its stockholders, and (b) as a result of such actions by the director, officer, employee or agent, it is more likely than not that it will ultimately be determined that such director, officer, employee or agent is not entitled to indemnification.

     7.3  Insurance.  The Corporation may purchase and maintain insurance on
          ---------
behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or as a member of any committee or similar body against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article or applicable law.

     7.4  Non-exclusivity.  The right of indemnity and advancement of expenses
          ---------------
provided herein shall not be deemed exclusive of any other rights to which any person seeking indemnification or advancement of expenses from the Corporation may be entitled under any agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office. Any agreement for indemnification of or advancement of expenses to any director, officer, employee or other person may provide rights of indemnification or advancement of expenses which are broader or otherwise different from those set forth herein."

Item 16.  Exhibits.

    3.1(1)   Certificate of Incorporation of the Company

    3.2(1)   Bylaws of the Company

    4.1(1)   Specimen of Common Stock Certificate

    4.2(4)   Amended Certificate of Designations of the Company

    5.1      Opinion of Oppenheimer Wolff & Donnelly LLP re: legality of shares


   10.1(1) Loan Agreement dated May 15, 1996 between Virtual Telecom SA and New Capital Investment Fund

   10.2(1) Partnership Outsourcing Agreement dated September 9, 1996 between Virtual Telecom SA and Digital Equipment Corporation

   10.3(1) Employment Agreement dated May 31, 1996 between Virtual Telecom SA and Neil Gibbons

   10.4(1) Employment Agreement dated May 31, 1996 between Virtual Telecom SA and Daniel Huber

   10.5(1) Computer Software License Agreement dated January 16, 1997 between Virtual Telecom SA and Townsend Analytics, Ltd.

   10.6(1) Information and Distribution License Agreement dated August 23, 1996 between Virtual Telecom SA and McGraw-Hill International (UK) Ltd.

   10.7(1) Agreement for Global Telecommunications Services dated October 1, 1996 between Virtual Telecom SA and BT Limited London (British Telecom)

   10.8(1) Unidata Frame Relay & Unimaster Services dated October 22, 1996 between Virtual Telecom SA and Swiss Telecom ITT

   10.9(1) News Distributor Agreement dated January 7, 1997 between Virtual Telecom SA and AFX News Limited

   10.10(1)  1997 Stock Option Plan of the Company

   10.11(3)  Series B Preferred Stock Purchase Agreement dated December 18, 1997

   10.12(3)  Investor Rights Agreement dated December 18, 1997

   10.13(3)  Software License Agreement between the Company and IQ Net

   10.14(3)  Series C Preferred Stock Purchase Agreement dated January 25, 1999

   10.15(3)  Amended and Restated Investor Rights Agreement dated January 25,
             1999

   10.16(3) Amendment to the Software Distributor Agreement of January 16, 1997 dated December 10, 1998 between Virtual Telecom SA and Townsend Analytics, Ltd.

   10.17(4) Sale and Purchase Agreement of the shares of Stockdata BV dated December 24, 1999, between FirstQuote Inc. and the stockholders of Stockdata B.V.

   10.18(4) Registration Rights Agreement pursuant to the Private Placement of Common Stock which4) was closed on March 20, 2000

   16.1(2) Letter from Raimondo, Pettit & Glassman regarding Change of Independent Public Accountant

   21.1 The Company has three subsidiaries, FirstQuote SA, a Swiss corporation, FirstQuote Limited, an English corporation, and FirstQuote Stockdata BV, a Dutch corporation.

   23.1      Consent of Oppenheimer Wolff & Donnelly LLP (filed as part of
             Exhibit 5.1)

   23.2      Consent of Arthur Andersen LLP

   27.1(4)   Financial Data Schedule

-----------------------------------------------------------------

(1) Previously filed as part of registration statement on Form 10-SB (SEC File No. 0-22351) filed with the Securities and Exchange Commission on April 7, 1997.

(2) Previously filed as part of Current Report on Form 8-K/A (SEC File No. 0-22351) filed with the Securities and Exchange Commission on December 23, 1997.

(3) Previously filed as part of annual report on Form 10-KSB (SEC File No. 0-22351) for the fiscal year ended December 31, 1999.

(4) Previously filed as part of annual report on Form 10-KSB (SEC File No. 0-22351) for the fiscal year ended December 31, 1999.

Item 28.  Undertakings.

(a)  The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described herein, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Registration Statement on Form SB-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in Geneva, Switzerland, on May 8, 2000.


                                       FIRSTQUOTE INC.

                                       By: /s/ Neil G. Gibbons
                                           -------------------------------------
                                           Neil G. Gibbons,
                                           President and Chief Executive Officer

    In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities and on the dates stated.


Signatures                             Title                                    Date
----------                             -----                                    ----


  /s/ Neil G. Gibbons                  President and Chief Executive Officer    May 8, 2000
------------------------------------   and Director (principal executive
      Neil G. Gibbons                  officer)


  /s/ Mark Benn                        Chief Financial Officer (principal       May 8, 2000
------------------------------------   financial and accounting officer)
      Mark Benn


  /s/ Daniel Huber                     Director                                 May 8, 2000
------------------------------------
      Daniel Huber


  /s/ Stuart Townsend                  Director                                 May 8, 2000
------------------------------------
      Stuart Townsend


  /s/ Bryan Wood                       Director                                 May 8, 2000
------------------------------------
      Bryan Wood
                                       Director

------------------------------------
      Frank Verschoor


  /s/ Paul Goossens                    Director                                 May 8, 2000
------------------------------------
      Paul Goossens